EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE MONTHS ENDED MARCH 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2017 and the most recently issued annual consolidated financial statements for the year ended December 31, 2016 ("Consolidated Financial Statements").

The Company has included certain non-GAAP financial measures, which the Company believes that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this management discussion and analysis include:

•	co-product cash costs per ounce of gold produced;

•	co-product cash costs per ounce of silver produced;

•	co-product cash costs per pound of copper produced;

•	all-in sustaining co-product costs per ounce of gold produced;

•	all-in sustaining co-product costs per ounce of silver produced;

•	all-in sustaining co-product costs per pound of copper produced;

•	adjusted operating cash flows;

•	net debt;

•	net free cash flow;

•	average realized price per ounce of gold sold;

•	average realized price per ounce of silver sold; and

•	average realized price per pound of copper sold.

Definitions and reconciliations associated with the above metrics, can be found in Section 13, Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

1.    CORE BUSINESS

Yamana Gold Inc. (TSX:YRI and NYSE:AUY) (the “Company” or “Yamana”) is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 3(a): Significant Accounting Policies - Basis of Consolidation to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with majority equity interest and its joint operation of the Canadian Malartic mine.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 20: Contractual Commitments to the condensed consolidated interim financial statements.

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2.    HIGHLIGHTS

For the three months ended March 31, 2017 (unless otherwise noted)

Overview of First Quarter

•
The Company had a strong operational first quarter, both exceeding its plan for production, and achieving this at costs below those planned. Consequently, the Company is increasing its annual production guidance for 2017 to 940,000 ounces of gold from the previously guided 920,000 ounces of gold. As customary, production will sequentially increase quarter over quarter, with higher production, and consequently cash flows in the second half of the year.

•
Construction advancement on the Company’s new cornerstone mine, Cerro Moro, continued according to plan during the quarter.  Cerro Moro production starting in 2018 will provide a step increase in production, earnings and cash flows.

•
Positive continuation of the exploration programs started in 2016 with the objective of advancing important exploration discoveries at the Company's existing operations which is expected to generate Mineral Reserve and Mineral Resource growth during the year.

Financial

•	The Company's revenue for the quarter was as follows:

For the three months ended March 31,	2017	2016
Revenue from continuing operations (in millions of US Dollars)	$403.5	$400.9	1%
Revenue per ounce of gold	$1,209	$1,179	3%
Revenue per pound of copper	$2.35	$2.14	10%
Revenue per ounce of silver	$17.28	$14.92	16%
Gold (ounces sold)	267,916	276,589	(3)%
Copper (payable, contained in concentrate, millions of lbs sold)	25.2	22.7	11%
Silver (ounces sold)	1,169,058	1,756,094	(33)%

•	The Company's earnings in total and on a per share basis were as follows:

For the three months ended March 31, (In millions of US Dollars; unless otherwise noted)	2017	2016
Net (loss)/earnings from continuing operations (i)	$(5.9)	$36.1
Net (loss)/earnings per share from continuing operations - basic and diluted	$(0.01)	$0.04

(i)	From continuing operations attributable to Yamana equityholders.

Effective this quarter, the Company will discontinue the presentation of adjusted earnings, a non-GAAP financial measure, and will present solely net earnings.  The Company understands that input models used for consensus estimates may adjust for non-cash and certain items that may not be reflective of current and ongoing operations.  Consequently, these adjustments and details will be presented in a comparative table in Section 5.1 - Overview of Financial Results. Those adjustments are as follows:

Share-based payments/mark-to-market of deferred share units
Mark-to-market on zero cost collar contract
Mark-to-market on investment and other assets
Revision in estimates and liabilities including contingencies
Other provisions, write-downs and adjustments
Non-cash unrealized foreign exchange losses/(gains)
Non-cash tax on unrealized foreign exchange gains
Income tax effect of adjustments

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•	The Company's cash flows from operating activities were as follows:

For the three months ended March 31, (In millions of US Dollars)	2017	2016
Cash flows from operating activities from continuing operations	$51.3	$116.2
Cash flows from operating activities before net change in working capital from continuing operations (i)	$117.2	$115.1

(i)
A cautionary note regarding non-GAAP financial measures and additional line items or subtotals is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period. Amounts reflected the results from continuing operations.

Cash flows from operating activities from continuing operations can be volatile from quarter to quarter due to net changes in working capital, associated with timing of payments or collections. Outflows from working capital for the quarter, were predominantly driven by timing differences, with the more notable items as follows:

▪
a decrease in payables and accruals, related to timing of payments associated with trade payables at multiple locations ($11 million) and the settlement of year-end accruals during the first quarter ($20 million), as is customary;

▪
an increase in inventories associated with buildup of materials and supplies at certain mines due to supplier changes and upcoming maintenance ($7 million), as well as slight timing differences in product inventories ($3 million);

▪
an increase in other current assets related to a buildup of VAT tax credits relating to mine construction and development ($7 million), as well as those at other mines related to timing of collection ($10 million). Additionally, an increase in advances and prepaids associated with various licenses and insurance payments that will be amortized over the next few quarters ($6 million).

The majority of the items that resulted in the working capital adjustment between these measures of cash flows are expected to reverse throughout the year, as year-end accrual buildup resumes, operational VAT credits get collected and inventory is consumed.  VAT credits associated with Cerro Moro are expected to accumulate during the construction period and will be collected following the start of operations during 2018. Also to note is that in the first quarter of 2016, the Company benefited from a $20 million working capital cash inflow resulting from the collection of outstanding receivables from December 31, 2015. The Company's receivables were up to date as of December 31, 2016, and as such, that inflow had no current period comparative.

•	Other key financial highlights during the period are as follows:

For the three months ended March 31, (In millions of US Dollars)	2017	2016
Mine operating earnings	$59.5	$78.9
Cost of sales excluding depletion, depreciation and amortization ("DDA")	$238.0	$217.1
General and administrative expenses	$25.3	$21.9

Mine operating earnings were lower in the current quarter due to higher cost of sales and depletion, depreciation and amortization ("DDA"). Cost of sales excluding DDA for the first quarter was higher than the comparative period as a result of a stronger Brazilian Real and Chilean Peso, as well as lower grade and recovery in the period in certain of the Company's mines, mostly at Chapada, for which recoveries are expected to be above plan for subsequent quarters. Total DDA expense was $106.0 million for the period, compared to $104.9 million in the same period of 2016. Higher DDA expense was due to the Riacho dos Machados acquisition that occurred during the second quarter of 2016 and DDA increases at Canadian Malartic resulting from capital additions executed in the prior year, partially offset by lower DDA at El Peñón from a lower asset book value related to the impairment taken as at December 31, 2016. Excluding Brio Gold, DDA expense was $92.2 million, compared to $93.9 million for the first quarter of 2016.

General and administrative expenses were $25.3 million, compared to $21.9 million for the same period in 2016. Excluding Brio Gold and stock based expenses, general and administrative expenses were $18.3 million for the period, compared to $15.9 million for the same period in 2016, and consequently the Company is on track to meet its guidance for the year.

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Operational

•
Production during the first quarter for the Company's six producing mines exceeded plan. In line with the Company's normal quarterly production profile due to seasonality, production is expected to ramp-up sequentially from the first quarter with higher production in the second half of the year. Approximately 46% of production is typically delivered in the first half of the year, with the balance delivered in the second half of the year. The following summarizes the Company's production during 2010 to 2016 by first half and second half of the year:

60.0%
50.0%
40.0%
2010
2011
2012
2013
2014
2015
2016
H1
H2

60.0%
50.0%
40.0%
Historical Average
2017 Expectations
H1
H2

•	Key production metrics are as follows:

For the three months ended March 31,
Gold	2017	2016
Total ounces produced, excluding Brio Gold	215,647	243,386	(11)%
Total ounces produced (attributable to the Company)	257,533	283,758	(9)%
Silver
Total ounces produced	1,079,108	1,802,029	(40)%
Copper
Copper (contained in concentrate production, millions of lbs)	26.5	25.9	2%

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•	Costs during the first quarter were better than plan. Key cost highlights by metal are as follows:

For the three months ended March 31,
Gold	2017	2016
Cost of sales excluding DDA per gold ounce sold, excluding Brio Gold	$670	$621	8%
Cost of sales excluding DDA per gold ounce sold	$696	$612	14%
DDA per gold ounce sold, excluding Brio Gold	$375	$337	11%
DDA per gold ounce sold	$356	$326	9%
Total cost of sales per gold ounce sold, excluding Brio Gold (ii)	$1,045	$958	9%
Total cost of sales per gold ounce sold (ii)	$1,052	$938	12%
Co-product cash costs per gold ounce produced, excluding Brio Gold (i)	$687	$603	14%
Co-product cash costs per gold ounce produced (i)(iii)	$712	$601	18%
All-in sustaining co-product costs ("AISC") per gold ounce produced, excluding Brio Gold (i)	$912	$786	16%
AISC per gold ounce produced (i)(iii)	$936	$787	19%
Silver
Cost of sales excluding DDA per silver ounce sold	10.57	7.85	35%
DDA per silver ounce sold	4.57	4.21	9%
Total cost of sales per silver ounce sold (ii)	15.14	12.06	26%
Co-product cash costs per silver ounce produced (i)	$10.36	$7.68	35%
AISC costs per silver ounce produced (i)	$14.24	$10.43	37%
Copper
Cost of sales excluding DDA per copper pound sold at Chapada	$1.58	$1.50	5%
DDA per copper pound sold at Chapada	$0.21	$0.30	(30)%
Total cost of sales per copper pound sold at Chapada (ii)	$1.79	$1.82	(2)%
Chapada co-product cash costs per pound of copper produced (i)	$1.78	$1.54	16%
Chapada AISC per pound of copper produced (i)	$2.13	$1.85	15%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period. Amounts reflected the results from continuing operations.

(ii)	Total cost of sales consists of the sum of cost of sales excluding DDA plus DDA.

(iii)	Include the impact of attributable Brio Gold production.

•
Cash costs, although better than plan, generally increased over the prior year in association with a stronger Brazilian Real and Chilean Peso, as well as lower grade and recovery in the period in certain of the Company's mines, mostly at Chapada, for which recoveries are expected to be above plan for subsequent quarters.

•
The general increase to AISC, is associated with the increase in cash costs, and the anomalously low development and sustaining capital spending in the first quarter of 2016. Spending is expected to be more balanced during the current year.

Strategic Developments, Construction and Development

•	The Canadian Malartic Extension Project (Barnat expansion) was authorized by the Québec government on April 19, 2017, which positions the mine for throughput and production increases starting in 2018.

•	Optimization plans at Chapada continued as follows:

◦	The retrofits to the flotation performed in 2016 showed good results, supporting additional recovery increases.

◦	The advance control system was commissioned, and provided stability to the processing plant, a slight increase to recovery and contributed to a decrease in power consumption on a per tonne basis.

◦
Commissioning of the cleaning circuit expansion project advanced according to schedule with completion still planned for the fourth quarter of 2017. The primary objective is to increase solution residency period that will impact positively on copper and gold recovery.

•	Construction and development of Cerro Moro is progressing on schedule, with production planned to commence in early 2018.

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◦
219 metres of underground development were completed in the first quarter of 2017, compared to 120 metres in the same quarter of the prior year, advancing and preparing the underground mine for operation.

◦	Ramp-up of site construction, primarily driven through the concrete work and leach tank erection, was advanced ahead of schedule with bulk earthworks being completed.

◦
Detailed engineering advanced slightly ahead of the baseline plan. The advanced level of engineering design completion prior to the start of large scale construction activities that have begun in 2017 serves to de-risk the project schedule and increase the confidence in the total project cost.

◦	Contracts for structural steel erection, mechanical erection, and tailings dam construction were awarded and the associated contractors have mobilized to site.

◦	The ball and sag mills are now at site, and the stockpile continues to be built up.

◦
Spending for the project in the first quarter was $34.5 million of a total of $178 million planned for the year. A total of $233 million of planned spend is expected to occur between 2017 and 2018, supporting the previously reported execution schedule and budget.

•
At Suruca, the Company is advancing development efforts with a view of commencing production in the second quarter of 2019.  Suruca is planned as a supplement to the main operations at Chapada and is expected to add gold-only production over an initial period of 5 years, at a rate of at least 40,000 ounces per annum.

•
The Company further strengthened its financial position on March 6, 2017, as the Company announced that it had completed a secondary offering by private placement of 6 million common shares of its holding of Brio Gold common shares ("Brio Shares"). The Company sold the Brio Shares at C$3.35 per share for total proceeds of $14.8 million (C$20.1 million) to an arm's length institutional shareholder. The sale was completed at a premium to the offering price of the 2016 purchase rights offering. Upon completion of the sale, the Company owned 89.2 million Brio Shares, representing approximately 79% of the issued and outstanding Brio Shares.

•
The Company will continue pursuing internal initiatives to surface value from dormant assets including Agua Rica, La Pepa, Suyai and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.

Exploration

Noteworthy exploration highlights during the quarter include:

•
El Peñón, Chile - All programs are on or ahead of schedules set out at the beginning of the year. Results received to date show important additions to mineral bodies being explored, including Dorada, Esmeralda, Carmin and Martillo Flats. The near mine exploration and infill programs, as well as the district program, began in the first quarter and are scheduled to be completed by the third quarter, when further funding will be evaluated.

•
Chapada, Brazil - The first quarter drill programs at Chapada included drill testing of local and district exploration targets, mine infill work and completion of the Suruca infill program. Regional mapping along with soil sampling and collecting limited rock chip samples is an on-going program and continues to generate targets for future consideration.

•
Gualcamayo, Argentina - Results to date of the exploration and infill drill programs are in line with expectations with additional work needed to connect two identified areas of mineralization, Potenciales and Cerro Condor, in the fringes of the pit, in spite of completion of fewer metres than planned for the quarter due to heavy seasonal rainfall. Additionally, drill pad construction to test the near surface extensions of the Las Vacas deposit was completed, and the reopening of an existing road to the San José and Quebrada Perdida targets is scheduled to begin in the second quarter.

•
Minera Florida, Chile - The mine and district exploration teams have concentrated on further defining the Las Pataguas target's vein structure and splays of the structure during the first quarter to support extension of the Hornitos tunnel. Hornitos will ultimately connect to the current mine infrastructure, providing a second portal and haulage tunnel. Mine exploration targets tested include the Las Pataguas sector veins Cucaracha and Quemazon veins, the Maqui fault, the Queseria vein, and the Fantasma and Lauras veins. The infill program concentrated on the Hallazgo fault, Maqui Clavo II and Maqui-Lisset targets. Results are in line with expectations and are expected to add new mineral resource ounces and extend known mineralized zones.

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•
Jacobina, Brazil - The infill drill program at Jacobina completed 6,195 metres distributed in 45 drill holes during the quarter working at the Canavieiras Central and Sul mines, the Morro do Cuscuz mine and the João Belo mine. Many drill holes hit multiple intercepts of above average mineral reserve grade values over mineable widths. Exceptional values are recorded from holes at the Canavieiras Sul mine. The Company continues to update the mineralization envelopes of all mineral zones. An underground exploration drill program to test for extensions to the mineral bodies at Canavieiras Sul , Serra do Córrego and Morro do Cuscuz Leste target began in March. All assay results from this program are pending.

•
Cerro Moro, Argentina - During the first quarter, the Company continued to map and sample prospective targets close to the planned mine complex. Drill testing began late February and 1,059 metres of drilling distributed in 10 holes tested the Carla, Esperanza channel and Martina cut-back targets. Initial results of three holes drilled at the Esperanza channel target returned very positive results which are under evaluation and will be followed up in the second quarter.

•	Canadian Malartic Properties, Canada -

◦
Odyssey - Drilling during the first quarter included holes completed to tighten the spacing between existing data in the North and South mineral bodies and importantly, to better define the inter-porphyry mineralized crossing structures. Initial results are encouraging from both the Jupiter crossing structure and the South mineral body as visible gold was recorded in both targets.

◦
Kirkland Lake - A total of 3,705 metres were completed in 3 holes during the first quarter to test the down dip plunge of mineralization. Partial results received to date indicate low grade mineralization over approximately 1 to 3 metres true width. Drilling will continue into the second quarter on this target.

(i)	A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 13 of this Management's Discussion and Analysis.

3.    OUTLOOK AND STRATEGY

Over the years, the Company has grown through phases of strategic acquisitions to upgrade its portfolio and pursuing organic growth to increase production and cash flow. The Company is currently in an organic growth phase, whereby it is focusing on numerous internal value generating opportunities. The simplification of the Company’s operating portfolio, which is now six mines with the spin out of Brio Gold, and improved quality and construct of management allows for the focus to shift on the execution of the Company’s key objectives that include:
•Delivering operational results and execution and advancing near-term and ongoing optimizations at Yamana’s six producing mines;
•Continuing balance sheet and financial performance improvements;
•Advancing Cerro Moro to production in early 2018;
•Advancing the Company’s organic pipeline through exploration targeted on the most prospective properties, including:

◦	Significant potential at Minera Florida, Chapada and Gualcamayo as a result of new discoveries at site, and

◦
Further delineation and infill drilling at Minera Florida, Gualcamayo, Chapada, and Jacobina with the objective to increase mine life and, in the case of Chapada, Minera Florida and Jacobina, to deliver potential for production increases;

•	Improving the efficiency of mining narrower veins at El Peñón while advancing exploration of ore bodies with wider veins and higher grades, and

•	Evaluating monetization initiatives, which may include dormant assets or other optionality within the portfolio.

With the above objectives in mind, the first quarter provided a successful start to achieving these targets. This positions the Company for the continuous improvement of results during the year, as production and financial performance ramps up sequentially by quarter, Cerro Moro advances toward completion, exploration drill programs are completed and balance sheet improvement initiatives are further pursued.

The Company's ownership of Brio Gold is held for investment purposes. Yamana believes there is considerable value yet to be surfaced from this portfolio of assets and that this value is better realized with Brio Gold operating as a standalone public company. Yamana takes a long-term view of its ownership of Brio Gold; however, the Company will evaluate various monetization opportunities for its holding from time to time. Brio Gold offers a compelling growth opportunity with a portfolio of three producing mines with expected increasing production and one development project that could add significantly to the production platform. The Brio transactions completed to date include the purchase rights offering in late 2016 and the secondary offering by private placement of 6 million common shares of its holding of Brio Gold common shares in the first quarter. In particular, the secondary offering during the quarter was completed at a premium to the offering price of the 2016 purchase rights offering, and continues to highlight the value of Brio Gold.

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Consistent with the above objectives, the Company continues to evaluate its medium-term development opportunities. However, the Company foresees that after the completion of Cerro Moro, Suruca and the Canadian Malartic Extension (formerly the Barnat extension), there will be a hiatus in significant expansionary capital, as these medium-term development opportunities continue to advance.  With the expected reduction in capital spending and increase in production as existing projects are completed, the Company expects to generate significant increases in cash flow and free cash flow beginning in 2018.
The Company remains committed to maintaining financial flexibility and strengthening the balance sheet through increasing cash flows from growing production at lower costs, and continuing to pursue various monetization initiatives. The objective stated in early 2016 of decreasing net debt (a non-GAAP financial measure, see Section 13) by at least $300 million by the end of 2017 continues to be a priority this year after reducing net debt by approximately $160 million during 2016. The Company's debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term. The Company continues to target a Net Debt/EBITDA ratio of 1.5 or better, which it believes to be prudent financial policy and planning. The Company maintains ample liquidity and is well positioned for the anticipated increase in expansionary capital as a result of the construction expenditures budgeted for Cerro Moro in 2017.

The following table provides a summary of Net Free Cash Flow (a non-GAAP financial measure, see Section 13) during the period:

For the three months ended March 31, (In millions of US Dollars)	2017	2016
Cash flows from operating activities before net change in working capital (i)	$117.2	$115.1
Net change in working capital	(65.9)	1.1
Cash flows from operating activities of continuing operations	$51.3	$116.2
Less: Advance payments received on metal purchase agreement and unearned revenue	(4.4)	(8.0)
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(51.1)	(45.9)
Interest and finance expenses paid	(18.9)	(17.1)
Net free cash flow (i)	$(23.1)	$45.2

(i)
A cautionary note regarding non-GAAP financial measures and additional line items or subtotals in financial statements is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Cash flows from operating activities from continuing operations for the three months ended March 31, 2017 were $51.3 million, compared to the $116.2 million for the three months ended March 31, 2016, as the result of reduction of cash flows from operating activities related to net change in working capital. Cash flows from operating activities before net change in working capital (an additional line item or subtotal in financial statements, see Section 13) for the three months ended March 31, 2017 were $117.2 million, exceeded plan and remained relatively unchanged from the comparative period's $115.1 million. Cash flows from operating activities after net change in working capital can be volatile from quarter to quarter due to timing of payments or collections.

Net change in working capital for the three months ended March 31, 2017 was cash outflows of $65.9 million, compared to inflows of $1.1 million for the three months ended March 31, 2016. Outflows from working capital for the quarter, compared to the prior year, were predominantly driven by timing differences, the most notable as follows:

▪
a decrease in payables and accruals, related to timing of payments associated with trade payables at multiple locations ($11 million) and the settlement of year-end accruals during the first quarter ($20 million), as is customary;

▪
an increase in inventories associated with buildup of materials and supplies at certain mines due to supplier changes and upcoming maintenance ($7 million), as well as slight timing differences in product inventories ($3 million);

▪
an increase in other current assets related to a buildup of VAT tax credits relating to mine construction and development ($7 million), as well as those at other mines related to timing of collection ($10 million). Additionally, an increase in advances and prepaids associated with various licenses and insurance payments that will be amortized over the next few quarters ($6 million).

The majority of the items that resulted in the working capital adjustment between these measures of cash flows are expected to reverse throughout the year, as year-end accrual buildup resumes, operational VAT credits get collected and inventory is consumed.  VAT credits associated with Cerro Moro are expected to accumulate during the construction period and will be collected following the start of operations during 2018. Also to note is that in the first quarter of 2016, the Company benefited from a $20 million working capital cash inflow resulting from the collection of outstanding receivables from December 31, 2015. The Company's receivables were up to date as of December 31, 2016, and as such, that inflow had no current period comparative.

2017 Production Guidance

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The Company concentrates its efforts on six producing mines which beginning in early 2018 will increase to seven with the start of production from Cerro Moro.

The Company is increasing its annual production guidance to 940,000 ounces of gold after a strong first quarter, from the previously guided 920,000 ounces of gold. Production for 2016 was of 1,009,079 excluding 189,662 ounces of gold from Brio Gold, and 70,274 ounces of gold and 326,876 ounces of silver from Mercedes, the sale of which closed on September 30, 2016. The reduction in production level in the current year is largely due to a new production plan was developed in 2016 and completed in early 2017 at El Peñón for the current and following years. The revised plan is more conducive to sustainable production over a long period, and takes into account existing mineral reserves, conversion of mineral resources and recent narrow vein discoveries.

Gold production is expected to increase in the guidance period in each of 2018 and 2019 mostly as a result of increases in production at Chapada (with the addition of production from Suruca in 2019), at Canadian Malartic, and with new production from Cerro Moro. Silver production is expected to increase more significantly, in percentage terms, than gold production almost entirely as a result of the ramp up of Cerro Moro production. Copper production, all of which is from Chapada, is expected to remain constant throughout the guidance period.

With improvements in productivity and/or increasing grades at several operations, most notably El Peñón, Chapada, Jacobina, Canadian Malartic and Cerro Moro, the Company’s costs are expected to decrease from 2017 levels into 2018 and 2019. Over this period, the Company expects significant increases in cash flow overall driven by higher production and improvements in costs with disproportionate cost improvements coming from El Peñón, Canadian Malartic, Chapada and Cerro Moro, the Company’s most significant cash flow contributing assets.

2017 Cost Guidance
The Company reiterates its cost guidance for 2017, and the following table presents consolidated cost expectations for 2017:

2016 Actuals, excluding Brio	Gold	Silver	Copper (Chapada)
Consolidated total cost of sales per ounce or pound sold	$991	$13.79	$1.92
Consolidated co-product cash costs per ounce or pound produced (i)	$650	$8.96	$1.58
Consolidated co-product AISC per ounce or pound produced (i)	$897	$12.65	$2.03

2017 Guidance, excluding Brio
Consolidated total cost of sales per ounce or pound sold	$945 - $965	$14.20	$1.70
Consolidated co-product cash costs per ounce or pound produced (i)	$665 - $675	$10.55	$1.60
Consolidated co-product AISC costs per ounce or pound produced (i)	$890 - $910	$14.30	$2.00

(i)	A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis.

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4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Financial Statistics

For the three months ended March 31, (In millions of US Dollars; unless otherwise noted)	2017	2016
(Loss)/earnings per share attributable to Yamana equityholders - basic and diluted	(0.01)	$0.04
(Loss)/earnings per share from continuing operations attributable to Yamana equityholders - basic and diluted	$(0.01)	$0.04
Dividends declared per share	$0.005	$0.005
Dividends paid per share	$0.005	$0.015
Weighted average number of common shares outstanding - basic (in thousands)	947,901	947,173
Weighted average number of common shares outstanding - diluted (in thousands) (iv)	948,384	947,670

(In millions of US Dollars; unless otherwise noted)
Net (loss)/earnings from continuing operations attributable to Yamana equityholders	$(5.9)	$36.1
Revenue	$403.5	$400.9
Mine operating earnings	$59.5	$78.9
Cash flows from operating activities from continuing operations	$51.3	$116.2
Cash flows from operating activities before net change in working capital (i)	$117.2	$115.1
Cash flows from/(used) in investing activities of continuing operations	$(114.0)	$(139.7)
Cash flows used in financing activities of continuing operations	$70.4	$22.0
Revenue per ounce of gold	$1,209	$1,179
Revenue per pound of copper	$2.35	$2.14
Revenue per ounce of silver	$17.28	$14.92
Average realized gold price per ounce (iii)	$1,220	$1,189
Average realized copper price per pound (iii)	$2.57	$2.14
Average realized silver price per ounce (iii)	$17.29	$14.94
Average market gold price per ounce (iv)	$1,219	$1,183
Average market copper price per pound (iv)	$2.65	$2.12
Average market silver price per ounce (iv)	$17.42	$14.85

(i)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional line items or subtotals in financial statements are included in Section 13 of this Management's Discussion and Analysis.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(iii)	Source of information: Bloomberg.

(iv)	For the three months ended March 31, 2017 and March 31, 2016, anti-dilutive items have not been included in the weighted average number of shares.

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4.2    Operating Statistics

For the three months ended March 31, 2017	2017	2016		2017	2016
Ounces of production	Gold			Silver
Chapada	19,089	21,039	(9)%	55,926	59,516	(6)%
El Peñón	33,637	56,448	(40)%	960,820	1,608,237	(40)%
Canadian Malartic (i)	71,382	73,613	(3)%	—	—	—%
Gualcamayo	37,728	36,603	3%	—	—	—%
Minera Florida	21,685	25,712	(16)%	62,362	134,276	(54)%
Jacobina	32,126	29,971	7%	—	—	—%
Total production, excluding Brio Gold	215,647	243,386	(11)%	1,079,108	1,802,029	(40)%
Brio Gold (attributable to the Company) (ii)	41,886	40,372	4%	—	—	—%
Total production, attributable to the Company	257,533	283,758	(9)%	1,079,108	1,802,029	(40)%
Brio Gold (attributable to non-controlling interest)	8,654	—	n/a	—	—	n/a
Total production (v)	266,187	283,758	(6)%	1,079,108	1,802,029	(40)%
Cost of sales excluding DDA per ounce sold, excluding Brio Gold	$670	$621	8%	$10.57	$7.85	35%
Cost of sales excluding DDA per ounce sold	$696	$612	14%	$10.57	$7.85	35%
DDA per ounce sold, excluding Brio Gold	$375	$337	11%	$4.57	$4.21	9%
DDA per ounce sold	$356	$326	9%	$4.57	$4.21	9%
Total cost of sales per ounce sold (vi)
Chapada	$462	$691	(33)%	$8.45	$88.13	(90)%
El Peñón	$1,097	$906	21%	$15.03	$11.72	28%
Canadian Malartic (i)	$1,027	$969	6%	$—	$—	—%
Gualcamayo	$1,152	$1,046	10%	$—	$—	—%
Minera Florida	$1,342	$1,076	25%	$17.71	$13.99	27%
Jacobina	$1,021	$866	18%	$—	$—	—%
Total cost of sales per ounce sold, excluding Brio Gold (vi)	$1,045	$958	9%	$15.14	$12.06	26%
Brio Gold (ii)	$1,085	$826	31%	$—	$—	—%
Total cost of sales per ounce sold (vi)	$1,052	$938	12%	$15.14	$12.06	26%
Co-product cash costs per ounce produced (ii)
Chapada	$514	$396	30%	$3.69	$2.83	30%
El Peñón	$763	$586	30%	$10.58	$7.69	38%
Canadian Malartic (i)	$556	$557	—%	$—	$—	—%
Gualcamayo	$810	$799	1%	$—	$—	—%
Minera Florida	$925	$732	26%	$12.85	$9.65	33%
Jacobina	$693	$540	28%	$—	$—	—%
Co-product cash costs per ounce produced, excluding Brio Gold (ii)	$687	$603	14%	$10.36	$7.68	35%
Brio Gold (ii)	$842	$590	43%	$—	$—	—%
Co-product cash costs per ounce produced, attributable to the Company (ii)	$712	$601	18%	$10.36	$7.68	35%
AISC per ounce produced, excluding Brio Gold (ii)	$912	$786	16%	$14.24	$10.43	37%
AISC per ounce produced, attributable to the Company (ii)	$936	$787	19%	$14.24	$10.43	37%
Concentrate production				2017	2016
Chapada concentrate production (tonnes)				51,589	48,138	7%
Chapada copper contained in concentrate production (millions of lbs)				26.5	25.9	2%
Cost of sales excluding DDA per copper pound sold				$1.58	$1.50	5%
DDA per copper pound sold				$0.21	$0.30	(30)%
Total cost of sales per copper pound sold				$1.81	$1.82	(1)%
Chapada co-product cash costs per pound of copper produced (ii)				$1.78	$1.54	16%
Chapada AISC per pound of copper produced (ii)				$2.13	$1.85	15%
Sales included in revenue (iii)				2017	2016

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Gold (ounces)	267,916	276,589	(3)%
Silver (ounces)	1,169,058	1,756,094	(33)%
Chapada concentrate (tonnes)	50,626	48,364	5%
Chapada payable copper contained in concentrate (millions of lbs)	25.2	22.7	11%

(i)	The Company holds a 50% interest in Canadian Malartic.

(ii)
Pilar, Fazenda Brasileiro, RDM and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance. Gold production for the period: Pilar 20,484 ounces (2016 - 21,847 ounces), Fazenda Brasileiro 14,872 ounces (2016 - 18,524 ounces), RDM 15,184 ounces (2016 - nil). RDM was acquired on April 29, 2016.

(iii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iv)	Includes the metals subject to metal sales agreements as applicable.

(v)	Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera for the first quarter was 8,015 ounces (2016 - 5,552 ounces).

(vi)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

For the three months ended March 31, (In millions of US Dollars; unless otherwise noted)	2017	2016
Revenue	$403.5	$400.9
Cost of sales excluding depletion, depreciation and amortization	(238.0)	(217.1)
Gross margin excluding depletion, depreciation and amortization	$165.5	$183.8
Depletion, depreciation and amortization	(106.0)	(104.9)
Mine operating earnings	$59.5	$78.9
Other expenses and income (i)	(84.6)	(71.1)
(Loss)/earnings from operations before income taxes	$(25.1)	$7.8
Income tax recovery	19.2	28.3
Net (loss)/earnings from continuing operations	$(5.9)	$36.1
Loss from discontinued operations	—	0.2
Net (loss)/earnings	$(5.9)	$36.3
(Loss)/earnings per share from continuing operations (iii) - basic and diluted	$(0.01)	$0.04
(Loss)/earnings per share - basic and diluted	$(0.01)	$0.04
Adjusted operating cash flows (ii):
Cash flows from operating activities before changes in working capital	$117.2	$115.1
Advance payments on metal purchase agreement and unearned revenue	(4.4)	(8.0)
Adjusted operating cash flows	$112.8	$107.1

(i)
For the three months ended March 31, 2017, other expenses and income represent the aggregate of the following expenses: general and administrative of $25.3 million (2016 - $21.9 million), exploration and evaluation of $4.0 million (2016 - $2.9 million), other expenses of $18.6 million (2016 - $0.7 million) and net finance expense of $36.7 million (2016 - $45.6 million).

(ii)	A cautionary note regarding non-GAAP financial measures and their respective reconciliations are included in Section 13 of this Management's Discussion and Analysis.

(iii)	Attributable to Yamana Gold Inc. equityholders.

For the three months ended March 31, 2017

Net loss from continuing operations for the three months ended March 31, 2017 was $5.9 million or $0.01 per share basic and diluted, compared to net earnings from continuing operations of $36.1 million or $0.04 per share basic and diluted for the three months ended March 31, 2016. Earnings for the period were lower than three months ended March 31, 2016 mainly due to higher costs as a result of a stronger Brazilian Real and Chilean Peso, as well as lower grade and recovery in the current period at certain of the Company's mines, mostly at Chapada, for which recoveries are expected to be above plan for subsequent quarters.

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Effective this quarter, the Company will discontinue the presentation of adjusted earnings, and will present solely net earnings. The Company understands that input models used for consensus estimates may adjust for non-cash and certain items that may not be reflective of current and ongoing operations. Those adjustments are presented in the following table:

For the three months ended March 31,	2017		2016
(In millions of US Dollars; unless otherwise noted)	$	Per share	$	Per share
Share-based payments/mark-to-market of deferred share units	3.2	—	6.0	0.01
Mark-to-market on zero cost collar contract	7.3	0.01	—	—
Mark-to-market on investment and other assets	3.7	—	(10.4)	(0.01)
Revision in estimates and liabilities including contingencies	1.5	—	(1.6)	—
Other provisions, write-downs and adjustments	3.9	—	2.7	—
Non-cash unrealized foreign exchange losses/(gains)	2.2	—	11.0	0.01
Non-cash tax on unrealized foreign exchange gains	(27.2)	(0.03)	(27.8)	(0.03)
Income tax effect of adjustments	3.2	—	5.7	0.01
Total	(2.2)	—	(14.4)	(0.02)

Revenue for the three months ended March 31, 2017 was $403.5 million, compared to $400.9 million in the same period in 2016 resulting from higher revenue per ounce of gold and silver sold, as well as higher revenue per pound of copper sold, offset by lower gold and silver sales. Revenue for the first quarter was generated from the sale of 267,916 ounces of gold, 1.2 million ounces of silver and 25.2 million pounds of copper. This compares to sales of 276,589 ounces of gold, 1.8 million ounces of silver and 22.7 million pounds of copper for the three months ended March 31, 2016.

Revenue per ounce of gold was $1,209, per ounce of silver $17.28 and per pound of copper $2.35 for the first quarter of 2017, compared to revenue per ounce of gold of $1,179, per ounce of silver of $14.92 and per pound of copper of $2.14 for the same period in 2016. The average realized price was $1,220 per ounce of gold, $17.29 per ounce of silver and $2.57 per pound of copper for the three months ended March 31, 2017, compared to $1,189 per ounce of gold, $14.94 per ounce of silver and $2.14 per pound of copper for the first quarter in 2016.

Revenue for the quarter was comprised of the following:

For the three months ended March 31,	2017				2016
(In millions of US Dollars; unless otherwise noted)	Quantity Sold		Revenue per ounce/pound	Revenue	Revenue
Gold (i)	267,916	oz	$1,209	$324.0	$326.1
Silver	1,169,058	oz	$17.28	20.2	26.2
Copper (i)	25,203,607	lbs	$2.35	59.3	48.6
Revenue				403.5	400.9

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For the three months ended March 31,	2017				2016
(In millions of US Dollars; unless otherwise noted)	Quantity Sold		Average Realized Price	Revenue	Revenue
Gold (i)	267,916	oz	$1,220	$326.7	$328.8

Silver	1,093,897	oz	$17.59	19.2	25.9
Silver subject to metal sales agreement (ii)	75,161	oz	$12.92	1.0	0.3
	1,169,058	oz	$17.29

Copper (i)	22,789,441	lbs	$2.64	60.0	47.0
Copper subject to metal sales agreement (ii)	2,414,166	lbs	$1.93	4.7	1.1
	25,203,607	lbs	$2.57
Gross revenue				$411.6	$403.1
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(7.8)	(7.0)
- Sales taxes				(4.1)	(3.3)
- Metal price adjustments related to concentrate revenue				3.8	8.1
- Other adjustments				—	—
Revenue				$403.5	$400.9

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. and Altius Minerals Corp. in respect of the period including deferred revenue amortized of $3.4 million.

Cost of sales excluding DDA for the three months ended March 31, 2017 was $238.0 million, compared to $217.1 million for the same period in 2016. Cost of sales excluding DDA for the first quarter was higher than that of the same period in 2016 as a result of a stronger Brazilian Real and Chilean Peso, as well as lower grade and recovery in the period in certain of the Company's mines, mostly at Chapada, for which recoveries are expected to be above plan for subsequent quarters.

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The following table provides a reconciliation of the cost of sales per ounce of gold/ silver, pound of copper sold to the total cost of sales for the quarter:

For the three months ended March 31,	2017				2016
(In millions of US Dollars; unless otherwise noted)	Commercial Gold/Silver ounces, pounds of Copper sold		Cost of Sales per Gold/Silver ounce, pound of Copper sold	Total Costs	Total Costs
Chapada — Gold	21,406	oz	$462	$9.9	$10.2
Chapada — Silver	23,859	oz	$8.45	0.2	0.1
Chapada — Copper	25,203,607	lbs	$1.79	45.2	40.8
El Peñón — Gold	34,564	oz	$1,097	37.9	53.0
El Peñón — Silver	998,460	oz	$15.03	15.0	19.2
Gualcamayo — Gold	38,196	oz	$1,152	44.0	40.0
Canadian Malartic — Gold (50% interest)	66,543	oz	$1,027	68.3	66.0
Minera Florida — Gold	23,716	oz	$1,342	31.8	27.5
Minera Florida — Silver	71,578	oz	$17.71	1.2	1.6
Jacobina — Gold	33,256	oz	$1,021	33.9	26.4
Brio Gold - Gold	50,235	oz	$1,085	54.5	34.0
Corporate office & other				2.1	3.2
Total cost of sales (ii)				$344.0	$322.0
Cost of sales excluding depletion, depreciation and amortization (ii)				$238.0	$217.1
Depletion, depreciation and amortization (ii)				106.0	104.9
Total cost of sales (ii)				$344.0	$322.0

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The following table provides a reconciliation of the co-product cash cost (a non-GAAP financial measure, see Section 13) to the cost of sales excluding DDA for the quarter:

For the three months ended March 31,	2017				2016
(In millions of US Dollars; unless otherwise noted)	Gold/Silver ounces or Copper pounds produced		Co-Product Cash Costs per unit produced	Total Costs	Total Costs
Chapada — Gold	19,089	oz	$514	$9.8	$8.3
Chapada — Silver	55,926	oz	$3.69	$0.2	0.2
Chapada — Copper	26,519,865	lbs	$1.78	$47.1	39.8
El Peñón — Gold	33,637	oz	$763	$25.7	33.1
El Peñón — Silver	960,820	oz	$10.58	$10.1	12.4
Gualcamayo — Gold	37,728	oz	$810	$30.6	29.3
Canadian Malartic — Gold (50% interest)	71,382	oz	$556	$39.7	41.0
Minera Florida — Gold	21,685	oz	$925	$20.0	18.8
Minera Florida — Silver	62,362	oz	$12.85	$0.8	1.3
Jacobina — Gold	32,126	oz	$693	$22.2	16.2
Brio Gold - Gold	50,540	oz	$842	42.6	23.7
Co-product cash cost of metal produced(i)				$248.8	$224.1
Add (deduct):
- Inventory movements and adjustments				(7.1)	(3.6)
- Treatment and refining charges of gold and copper concentrate				(7.8)	(7.0)
- Commercial and other costs				1.9	0.8
- Overseas freight for Chapada concentrate				2.2	2.8
Cost of sales excluding depletion, depreciation and amortization				$238.0	$217.1
Depreciation, depletion and amortization				$106.0	$104.9
Total cost of sales (ii)				$344.0	$322.0

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis.

(ii)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

Gross margin excluding depletion, depreciation and amortization for the first quarter of 2017 was $165.5 million, compared to $183.8 million in the same period of 2016, which resulted from a cost of sales excluding DDA increase of $20.9 million, partially offset by an increase in revenue of $2.6 million.

DDA expense for the three months ended March 31, 2017 was $106.0 million, compared to $104.9 million for the same period of 2016. DDA expense was higher than the comparative period due to additional of DDA expense associated with the RDM acquisition and DDA increases at Canadian Malartic resulting from capital additions executed in the prior year, partially offset by lower DDA at El Peñón from a lower asset book value related to the impairment taken as at December 31, 2016.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $84.6 million for the three months ended March 31, 2017, compared to $71.1 million for the same period in 2016:

•
General and administrative expenses were $25.3 million, 16% higher compared to $21.9 million for the same period in 2016. Excluding Brio Gold and stock based expenses, general and administrative expenses were $18.3 million, compared to $15.9 million for the same period in 2016, and as such, the Company is on track to meet guidance for the year.

•
Exploration and evaluation expenses were $4.0 million, compared to $2.9 million for the same period in 2016. Higher exploration expense for the period was due to a slight increase in greenfield exploration for certain Canadian exploration projects as well as additional generative exploration. The drill program was new in 2017, with no comparatives in the prior period.

•
Other expenses were $18.6 million, compared to $0.7 million for the same period of 2016. Other expenses in the current period principally reflect a $7.7 million expense related to standby costs incurred during El Peñón's suspension of operations associated with

| 16

the collective bargaining negotiation and a $1.2 million provision expense, compared to a $1.7 million provision recovery in the comparative period. Other expenses in the prior period benefited from a $7.7 million mark to market gain on Sandstorm securities, with no current period comparative. Other items are not individually significant and have an offsetting impact.

•
Net finance expense was $36.7 million, compared to $45.6 million for the same period in 2016. Lower net finance expense is predominately due to lower non-cash unrealized foreign exchange loss in the period. Non-cash unrealized foreign exchange loss in the period was $2.2 million, compared to $11.0 million for the comparative period in 2016.

Income tax recovery for the three months ended March 31, 2017 was $19.2 million, compared to an income tax recovery of $28.3 million for the same period in 2016. Income tax recovery for the period includes a $27.2 million unrealized foreign exchange gain in tax, compared to a $30.6 million unrealized foreign exchange gain in tax for the same period in 2016.

During the first quarter, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for three million DSUs (approximately 80% of outstanding DSUs) at a value of C$3.5002 per share.

5.2    Overview of Operating Results

For the three months ended March 31, 2017

First quarter production of gold and copper exceeded plan, while silver production was in line with plan. Production of gold and silver was lower than the first quarter of 2016, while copper production was higher. In line with the Company's normal quarterly production profile due to seasonality, production is expected to ramp-up sequentially from the first quarter with higher production in the second half of the year. Approximately 46% of production is typically delivered in the first half of the year, with the balance delivered in the second half of the year.

The following summarizes the Company's production during 2010 to 2016 by first half and second half of the year:

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Gold

Gold production excluding Brio Gold was 215,647 ounces of gold, compared to 243,386 ounces for the same period of 2016. Gold production attributable to the Company was 257,533 ounces of gold, compared to 283,758 ounces of gold produced in the first quarter of 2016. Individual mine quarterly results over the first quarter of 2016 included decreases of 40% at El Peñón, 16% at Minera Florida, 9% at Chapada and 3% at Canadian Malartic. These decreases were partly offset by increases of 7% at Jacobina, 3% at Gualcamayo and 4% of the Brio Gold mines, mainly as a result of the production from the newly acquired RDM mine.

A new production plan was developed in 2016 and completed in early 2017 at El Peñón for the current and following years. The revised plan is more conducive to sustainable production over a long period, and takes into account existing mineral reserves, conversion of mineral resources and recent narrow vein discoveries. The right-sizing and optimization of the mine was the main reason for the overall reduction in production for the mine compared to the first quarter of 2016. During the first quarter, El Peñón performed above plan, despite the temporary suspension of operations associated with a strike of one of the underground unions, before the collective bargaining negotiations were resumed and concluded. Subsequent to the resumption of operations in mid-January, ramp-up proceeded faster than planned.

At Minera Florida, production for the quarter was lower than that expected in subsequent quarters, as the Company transitioned to a new and more efficient hauling contractor. The transition has since been completed and Minera Florida is well positioned to meet its production targets in 2017.

Lower production at Chapada was due to lower grades and limited stockpile usage at the beginning of the rainy season, which negatively affected the Company's usual blending strategy.

Lower production at Canadian Malartic was due to planned mine sequencing and grade.

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The following summarizes the total ounces of gold production by mine for the first quarter of 2017, relative to the comparative quarter in 2016:

-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
Chapada
El Peñón
Canadian Malartic
Guaikamayo
Minera Florida
Jacobina
Brio Gold
Q1 2017
Q1 2016

Total cost of sales per ounce of gold in the first quarter of 2017, excluding Brio Gold, was $1,045 per ounce sold, compared to $958 from the same quarter of 2016. Including Brio Gold, total cost of sales for gold in the first quarter of 2017 was $1,052 per ounce sold, compared to $938 per ounce sold in the same period of 2016.

Co-product cash costs (a non-GAAP financial measure, see Section 13) excluding Brio Gold, were $687 per ounce of gold produced, compared to $603 per ounce of gold produced for the first quarter of 2016, representing an 14% increase. Co-product cash costs (a non-GAAP financial measure, see Section 13) including Brio Gold attributable to the Company for the first quarter of 2017 were $712 per ounce of gold produced, compared to $601 per ounce of gold produced for the same quarter of 2016, representing an increase of 18%.

On a co-product basis, AISC (a non-GAAP financial measure, see Section 13) from continuing operations, excluding Brio Gold, was $912 per ounce of gold produced for the first quarter of 2017, compared to $786 per ounce of gold produced for same quarter of 2016, representing an increase of 16%. Including Brio Gold attributable to the Company, co-product AISC (a non-GAAP financial measure, see Section 13) from continuing operations was $936 per ounce of gold produced for the first quarter, compared to $787 per ounce of gold produced for the first quarter of 2016, representing a 19% increase.

Costs were higher in the current period due to the foreign exchange effect of the appreciation of the Brazilian Real and Chilean Peso and higher tonnage throughput to compensate for generally lower feed grades and lower recovery rates at most of the mines. Additionally, co-product AISC increased, in part due to higher sustaining capital expenditures and mine development, in line with plans, and due to the anomalously low development and sustaining capital spend in the prior year's first quarter, and subsequent catch up in the remainder of 2016. During the current year, an effort has been made to ensure that the Company's spend is balanced.

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The following summarizes total cost of sales per ounce of gold sold by mine from continuing operations for the first quarter of 2017, relative to the comparative quarter in 2016:

$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Brio
2017 Q1
2016 Q1

The following summarizes co-product AISC and the respective cash costs per ounce of gold produced components by mine for the first quarter of 2017, relative to the comparative quarter in 2016:

1,200
1,000
800
600
400
200
-
AISC in excess of Cash Costs
Cash Costs
Q1 2017
Q1 2016
Q1 2017
Q1 2016
Q1 2017
Q1 2016
Q1 2017
Q1 2016
Q1 2017
Q1 2016
Q1 2017
Q1 2016
Q1 2017
Q1 2016
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Brio

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Silver

First quarter silver production from continuing operations was 1,079,108 ounces, compared to the 1,802,029 ounces in the same quarter of 2016. Mine sequencing at certain locations continues to extract from areas with lower silver grades. Production was in line with plan for silver.

Total cost of sales for silver in the first quarter of 2017 was $15.14 per ounce sold, compared to $12.06 per ounce sold in the same period of 2016. Co-product cash costs (a non-GAAP financial measure, see Section 13) for the first quarter were $10.36 per ounce of silver produced, compared to $7.68 per ounce of silver produced in the first quarter of 2016. Co-product AISC (a non-GAAP financial measure, see Section 13) was $14.24 per ounce of silver produced for the first quarter, compared to $10.43 per ounce of silver produced for the first quarter of 2016.

The cost increases were predominantly due to the appreciation of the Chilean Peso and lower production.

Copper

Total copper production from Chapada for the first quarter of 2017 was 26.5 million pounds, compared to 25.9 million pounds for the same period of 2016, representing an increase of 2%.

Chapada's total cost of sales for copper in the first quarter of 2016 was $1.79 per pound sold, relatively unchanged from the same period of 2016. Co-product cash costs per pound of copper (a non-GAAP financial measure, see Section 13) were $1.78 per pound produced from the Chapada mine, compared to $1.54 per pound of copper produced in the first quarter of 2016. Co-product AISC per pound of copper produced (a non-GAAP financial measure, see Section 13) were $2.13, compared to $1.85 per pound of copper produced in the first quarter of 2016.

The increases are due to lower grade and recovery, although at higher mill throughput and the appreciation of the Brazilian Real.

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6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended March 31,
Operating Statistics	2017	2016
Production
Concentrate (tonnes)	51,589	48,138	7%
Gold contained in concentrate (ounces)	19,089	21,039	(9)%
Silver contained in concentrate (ounces)	55,926	59,516	(6)%
Copper contained in concentrate (millions of pounds)	26.5	25.9	2%
Total cost of sales per gold ounce sold	$462	$691	(33)%
Total cost of sales per silver ounce sold	$8.45	$88.13	(90)%
Total cost of sales per pound of copper sold at Chapada	$1.79	$1.80	(1)%
Co-product cash costs per gold ounce produced (i)	$514	$396	30%
Co-product cash costs per silver ounce produced (i)	$3.69	$2.83	30%
Co-product cash costs per pound of copper produced (i)	$1.78	$1.54	16%
All-in sustaining co-product costs per gold ounce produced (i)	$634	$490	29%
All-in sustaining co-product costs per silver ounce produced (i)	$4.53	$3.51	29%
All-in sustaining co-product costs per pound of copper produced (i)	$2.13	$1.85	15%
Ore mined (tonnes)	5,175,517	2,515,426	106%
Waste mined (tonnes)	7,132,992	3,815,725	87%
Ore processed (tonnes)	5,614,753	4,588,253	22%
Gold feed grade (g/t)	0.21	0.28	(25)%
Copper feed grade (%)	0.29	0.35	(17)%
Concentrate grade - gold (g/t)	11.51	13.60	(15)%
Concentrate grade - copper (%)	23.32	24.42	(5)%
Gold recovery rate (%)	49.2	52.3	(6)%
Copper recovery rate (%)	73.0	74.8	(2)%

Sales (ii)
Concentrate (tonnes)	50,626	48,364	5%
Payable ounces contained in concentrate
Payable gold contained in concentrate (ounces)	21,406	14,749	45%
Payable silver contained in concentrate (ounces)	23,859	1,363	1,650%
Payable copper contained in concentrate (millions of pounds)	25.2	22.7	11%
Treatment and refining charges of gold and copper concentrate (millions of $)	$(7.8)	$(7.0)	11%
Metal price adjustments related to concentrate revenue (millions of $)	$3.8	$8.1	(53)%

Depletion, depreciation and amortization
Per gold ounces sold	$61	$174	(65)%
Per silver ounces sold	$1.12	$1.03	9%
Per copper pound sold at Chapada	$0.21	$0.30	(30)%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada is well positioned to meet its production target in 2017.

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At Chapada, feed grades, recovery rates and throughput were in line with plan. The increased waste removal during the first quarter of 2017 was performed in anticipation of accessing higher grade, predominantly during the second half of the year, in line with the mine plan.

Mining rates and throughput were higher in the first quarter of 2017 compared to the first quarter of 2016, while copper and gold grades were lower quarter over quarter. In the case of copper, the throughput increase more than offset the grade change, resulting in higher production. For gold, production decreased from the disparity in grade despite the higher processing rates. Throughput was planned to be higher in the first quarter of 2017, and represented a 22% increase in comparison to 2016, to account for the lower expected feed grades for the quarter. The decrease in recoveries from the comparative period was associated with the ore type processed which yields lower recovery. However, recoveries were better than they would have otherwise been had the Company not implemented various process improvement initiatives in 2016 and in the first quarter of 2017.

The operational changes undertaken in the second half of 2016 led to a near-doubling of tonnes mined compared to the first quarter of 2016.  According to the mine plan, mine operations focused on the stripping of the south pit.  Despite being a higher grade pit, the south pit contains various ore types. Certain ore types have different recovery rates, and the ore processed during the first quarter resulted in lower recovery.  A limited stockpile at the beginning of the rainy season also adversely affected the Company's usual blending strategy.  The processing improvements undertaken in 2016 are aligned with expectations and contributed to higher mill throughput and better recovery, considering the limited blending capacity.  Starting in the second quarter, as the blending ability improves, and ore types with lower recoveries are almost depleted in the current pushback, recoveries are expected to improve during the year.

During the first quarter of 2017, the advance control system was commissioned, which is providing stability to the processing plant. Mine management recorded an immediate 6% mill throughput increase and a recovery rate increase of 1% to 3%, that varied depending on the mineralogy. The cleaning circuit expansion project is advancing according to schedule and commissioning is planned for the fourth quarter of 2017. The main objective of the project is to increase the solution residency period, which will impact positively on copper and gold recovery. Other initiatives such as optimizing the scheduled maintenance shutdown, optimizing the crusher circuit and the conveyor belt transfer system, are aimed towards improving availability, reliability and stability in these areas.

Chapada sold 21,406 ounces of gold and 23,859 ounces of silver for the first quarter of 2017, compared to 14,749 ounces of gold and 1,363 ounces of silver in the first quarter of 2016. Total cost of sales was $462 per ounce of gold sold and $8.45 per ounce of silver sold in the first quarter of 2017, compared to $691 per ounce of gold sold and $88.13 per ounce of silver sold in the first quarter of 2016.

Chapada produced 19,089 ounces of gold and 55,926 ounces of silver for the first quarter of 2017, compared to 21,039 ounces of gold and 59,516 ounces of silver in the first quarter of 2016. Co-product cash costs were $514 per ounce of gold produced and $3.69 per ounce of silver produced in the first quarter of 2017, compared to $396 per ounce of gold produced and $2.83 per ounce of silver produced in the first quarter of 2016. Co-product AISC were $634 per ounce of gold produced and $4.53 per ounce of silver produced in the first quarter of 2017, compared to $490 per ounce of gold produced and $3.51 per ounce of silver produced in the first quarter of 2016.

Total cost of sales per ounce sold, co-product cash costs and co-product AISC per ounce produced for the first quarter, compared to the same quarter of 2016, were impacted by higher tonnage extracted, higher mill throughput at lower grades and lower recovery rate. Cost increases were also the result of the appreciation of the Brazilian Real against the US Dollar by 19%, compared to the first quarter of 2016. Total cost of sales per ounce benefited from higher sales quantities, which allowed the fixed component of production costs and DDA to be allocated over a larger number of ounces, more than offsetting the underlying cost increase.

Chapada sold 25.2 million pounds of copper in the first quarter of 2017, compared to 22.7 million pounds of copper sold in the same quarter of 2016. Total cost of sales was $1.79 per pound of copper sold in the first quarter of 2017, compared to $1.80 per pound of copper sold in the same quarter in 2016.

Copper production was 26.5 million pounds in the first quarter of 2017, compared to production of 25.9 million pounds of copper in the same quarter of 2016. Co-product cash costs for copper were $1.78 per pound produced in the first quarter of 2017, compared to $1.54 per pound produced in the same quarter in 2016. Co-product AISC for copper were $2.13 per pound produced in the first quarter of 2017, compared to $1.85 per pound produced in the same quarter in 2016.

Total cost of sales per pound sold, co-product cash costs and co-product AISC per pound produced were higher mainly due to the appreciation of the Brazilian Real. However, total cost of sales per pound of copper sold benefited from higher sales quantities, which allowed the fixed component of production costs and DDA to be spread over a larger number of ounces, more than offsetting the underlying cost increase.

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EL PEÑÓN, CHILE

	For the three months ended March 31,
Operating Statistics	2017	2016
Production
Gold production (ounces)	33,637	56,448	(40)%
Silver production (ounces)	960,820	1,608,237	(40)%
Total cost of sales per gold ounce sold	$1,097	$906	21%
Total cost of sales per silver ounce sold	$15.03	$11.72	28%
Co-product cash costs per gold ounce produced (i)	$763	$586	30%
Co-product cash costs per silver ounce produced (i)	$10.58	$7.69	38%
All-in sustaining co-product costs per gold ounce produced (i)	$977	$743	31%
All-in sustaining co-product costs per silver ounce produced (i)	$13.55	$9.76	39%
Ore mined (tonnes)	223,204	308,679	(28)%
Ore processed (tonnes)	228,923	328,882	(30)%
Gold feed grade (g/t)	4.80	5.65	(15)%
Silver feed grade (g/t)	152.61	176.80	(14)%
Gold recovery rate (%)	95.1	94.5	1%
Silver recovery rate (%)	85.0	86.3	(2)%

Sales
Gold Sales (ounces)	34,564	58,454	(41)%
Silver Sales (ounces)	998,460	1,638,050	(39)%

Depletion, depreciation and amortization
Per gold ounce sold	$327	$320	2%
Per silver ounce sold	$4.47	$4.03	11%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

El Peñón is well positioned to meet its production targets in 2017.

During the first quarter, El Peñón exceeded plan, despite the temporary suspension of operations associated with a strike of one of the underground unions, before the collective bargaining negotiations were resumed and concluded. Subsequent to the resumption of operations in mid-January, ramp-up proceeded faster than planned and both tonnes processed and recovery surpassed expectations. Quarterly throughput increases over the year at similar grades are also expected to reduce costs. The Company continues to adjust its overhead, mining cost structure and exploration spend to maximize cash flow generation from the current production platform.

A new production plan was developed in 2016 and completed in early 2017 for the current and following years. The current plan is more conducive to sustainable production over a long period, and takes into account existing mineral reserves, conversion of mineral resources and recent narrow vein discoveries. The right-sizing and optimization of the mine was the main reason for the overall reduction in production for the mine compared to the first quarter of 2016, as well as the aforementioned collective bargaining negotiations. Annual production for El Peñón is expected to be 140,000 ounces of gold and 4.15 million ounces of silver for 2017.

El Peñón sold 34,564 ounces of gold and 1.0 million ounces of silver in the first quarter of 2017, compared to 58,454 ounces of gold and 1.6 million ounces of silver in the same period of 2016. Total cost of sales was $1,097 per ounce of gold sold and $15.03 per ounce of silver sold in the first quarter of 2017, compared to $906 per ounce of gold sold and $11.72 per ounce of silver sold in first quarter of 2016.

El Peñón produced 33,637 ounces of gold and 1.0 million ounces of silver in the first quarter of 2017 and it is on plan to meet its plan for 2017. Compared to 56,448 ounces of gold and 1.6 million ounces of silver in the same period of 2016. Co-product cash costs were according to plan at $763 per ounce of gold produced and $10.58 per ounce of silver produced in the first quarter of 2017, compared to $586 per ounce of gold

| 25

produced and $7.69 per ounce of silver produced in first quarter of 2016. AISC was also according to plan at $977 per ounce of gold produced and $13.55 per ounce of silver produced, compared to $743 and $9.76, respectively, per ounce of gold and silver produced in the same quarter of 2016.

Total cost of sales per ounce sold, co-product cash costs per ounce produced and AISC per ounce produced for both gold and silver were mainly impacted by the collective bargaining agreement process, as well as appreciation of the Chilean Peso against the US Dollar, and lower feed grades and production as planned. Costs increased following the implementation of the new production plan as throughput and production was lower compared with last year. Costs are expected to improve over the year as planned throughput increases occur and further cost reduction efforts are implemented with the new production platform. The increase in total cost of sales per ounce sold resulting from the aforementioned was partly offset by lower DDA from the impairment taken in the fourth quarter of 2016.

CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended March 31,
Operating Statistics	2017	2016
Production
Gold production (ounces)	71,382	73,613	(3)%
Total cost of sales per gold ounce sold	$1,027	$969	6%
Co-product cash costs per gold ounce produced (i)	$556	$557	—%
All-in sustaining co-product costs per gold ounce produced (i)	$716	$694	3%
Ore mined (tonnes)	2,701,939	2,394,197	13%
Waste mined (tonnes)	5,261,597	4,810,497	9%
Ore processed (tonnes)	2,432,579	2,380,269	2%
Gold feed grade (g/t)	1.03	1.07	(4)%
Gold recovery rate (%)	88.7	89.9	(1)%

Sales
Gold Sales (ounces)	66,543	68,069	(2)%

Depletion, depreciation and amortization
Per gold ounce sold	$479	$401	19%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Canadian Malartic is well positioned to meet its production targets in 2017.

Lower production at Canadian Malartic for the first quarter was the result of lower feed grades and recovery, partially offset by higher throughput. The first quarter mill throughput set a first quarter record since the beginning of operations at Canadian Malartic. Canadian Malartic continued to pursue opportunities to further improve production and decrease scheduled and unscheduled maintenance shutdown periods. Mine Management is continuing to focus on improvements to the SAG mill and crusher liners design. As well, efforts are underway at the mine to increase productivity and efficiency of the mining fleet. Pursuing further efficiency improvement opportunities and cost saving initiatives, mine management is refining operating key performance indicators that would improve real time decision making. Additionally, the Odyssey zone and near pit/underground opportunities, are under review to evaluate additional sources of ore for the mill.

Canadian Malartic sold 66,543 ounces of gold on a 50%-basis in the first quarter, compared to 68,069 ounces of gold in the period of 2016. Total cost of sales was $1,027 per ounce of gold sold in the first quarter of 2017, compared to $969 per ounce sold in the first quarter of 2016.

In the first quarter of 2017, Canadian Malartic produced 71,382 ounces of gold on a 50%-basis, compared to 73,613 ounces of gold in the first quarter of 2016. Lower production was mainly due to minor mining delays in accessing the higher grade north wall area. The mining sequence remained unchanged and mine management is planning to mine these higher-grade zones during the second quarter of 2017. Co-product cash

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costs were $556 per ounce of gold in the first quarter of 2017, compared to $557 per ounce in the first quarter of 2016. AISC was $716 for the quarter, compared to $694 in the first quarter of 2016.

Total cost of sales per gold ounce sold was higher primarily due to an increase in DDA as a result of capital expenditures incurred during 2016 now subject to depletion, as well as lower production which increased the fixed cost allocation on a per ounce basis. Co-product cash costs and AISC per gold ounce produced remained relatively stable over the prior year.

On April 19, 2017, the Québec government authorized the Canadian Malartic Extension Project (Barnat expansion) and the relocation of a section of a nearby highway.  As such, the Canadian Malartic Extension Project is advancing according to plan and the focus is now on the development of the key Certificates of Authorization that will allow for critical development activities to commence.  The endorsement from the Québec government acknowledges the collaborative efforts made by Canadian Malartic to work with the community and other stakeholders through the authorization process.

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GUALCAMAYO, ARGENTINA

	For the three months ended March 31,
Operating Statistics	2017	2016
Production
Gold production (ounces)	37,728	36,603	3%
Total cost of sales per gold ounce sold	$1,152	$1,046	10%
Co-product cash costs per gold ounce produced (i)	$810	$799	1%
All-in sustaining co-product costs per gold ounce produced (i)	$841	$810	4%
Ore mined (tonnes)	1,718,595	2,069,134	(17)%
Waste mined (tonnes)	3,359,433	3,138,025	7%
Ore processed (tonnes)	1,619,544	2,021,422	(20)%
Gold feed grade (g/t)	1.14	0.94	21%
Gold recovery rate (%)	57.4	59.6	(4)%

Sales
Gold Sales (ounces)	38,196	38,209	—%

Depletion, depreciation and amortization
Per gold ounce sold	$369	$235	57%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Gualcamayo is well positioned to meet its production target in 2017.

At Gualcamayo, grade was higher than expected, which compensated for lower throughput due to maintenance activities in the quarter, and had a positive impact on the cost profile. The Company continues to develop the recently discovered oxides deposits around the main pit, as well as exploring for oxide deposits within the Gualcamayo district, with the objective of extending the mine life of the current facilities.

The increase in production for the first quarter of 2017 over the first quarter of 2016 is the result of a 21% increase in grade, partially offset by the aforementioned lower throughput and lower recovery.

Gualcamayo sold 38,196 ounces of gold in the first quarter of 2017, compared to 38,209 ounces of gold in the same quarter of 2016. Total cost of sales was $1,152 per ounce of gold sold in the first quarter of 2017, compared to $1,046 per ounce of gold sold in the first quarter of 2016.

In the first quarter of 2017, Gualcamayo produced 37,728 ounces of gold, compared to 36,603 ounces of gold in the same quarter of 2016. Co-product cash costs were $810 per ounce of gold produced in the first quarter of 2017, compared to $799 per ounce of gold produced in the first quarter of 2016. AISC per ounce of gold produced was $841 in the first quarter of 2017, compared to $810 per ounces of gold produced in the same quarter of 2016.

Total cost of sales per ounce sold, co-product cash costs and AISC co-product cost per ounce produced benefited from reductions in external mine contractors and lower fuel costs, offset by local inflationary pressures on manpower. Higher exploration spending in the first quarter of 2017, to advance important discoveries from 2016, also increased AISC compared to the comparative quarter. Total cost of sales per ounce sold was also impacted by the temporarily increased DDA per ounce expense related to higher base-cost development assets being transferred to production in late 2016. The increase in investment and capital is the result of the Company's spending on additional waste movement and road construction to access the recent discoveries behind the pit and at Las Vacas. These new discoveries are anticipated to increase the Company's total mineral reserve and mineral resource base. However, there is a lag until mineral reserves and mineral reserves are formalized, which leads to the observed temporary increase in DDA. Ultimately, as the Company gains access to the extensions of these discoveries, the expectation is that they will become larger and contribute more meaningfully to an increase in mine life, and consequently the Company expects a decrease in future DDA per ounce.

| 28

MINERA FLORIDA, CHILE

	For the three months ended March 31,
Operating Statistics	2017	2016
Production
Gold production (ounces)	21,685	25,712	(16)%
Silver production (ounces)	62,362	134,276	(54)%
Total cost of sales per gold ounce sold	$1,342	$1,076	25%
Total cost of sales per silver ounce sold	$17.71	$13.99	27%
Co-product cash costs per gold ounce produced (i)	$925	$732	26%
Co-product cash costs per silver ounce produced (i)	$12.85	$9.65	33%
All-in sustaining co-product costs per gold ounce produced (i)	$1,195	$879	36%
All-in sustaining co-product costs per silver ounce produced (i)	$16.78	$11.53	46%
Ore mined (tonnes)	180,189	223,490	(19)%
Ore processed (tonnes)	391,101	422,225	(7)%
Gold feed grade (g/t)	2.08	2.29	(9)%
Silver feed grade (g/t)	10.02	16.05	(38)%
Gold recovery rate (%)	82.9	83.0	—%
Silver recovery rate (%)	49.5	58.3	(15)%

Sales
Gold Sales (ounces)	23,716	25,549	(7)%
Silver Sales (ounces)	71,578	116,681	(39)%

Depletion, depreciation and amortization
Per gold ounce sold	$447	$382	17%
Per silver ounce sold	$5.87	$4.92	19%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Minera Florida is well positioned to meet its production targets in 2017.

For the current quarter, production was lower than that expected in subsequent quarters, as the Company completed a transition to a new and more efficient hauling contractor.

Lower production of gold and silver for the first quarter, compared to the same quarter of 2016, was mainly attributable to lower throughput, due to the aforementioned planned transition between hauling contractors and lower feed grades.

In 2017, the Company expects gold production to be in line with 2016, although with lower silver production. The reprocessing of historical tailings is scheduled to end early in the second quarter, providing the site with additional capacity to optimize the treatment of fresh ore from the mine, resulting in expected higher recoveries and lower costs. Several improvement opportunities at the mine continue to be developed into 2017, including the advancement of a whole ore leach project aimed at significantly improving recoveries and the engineering for expansion and improvement of the crushing and grinding circuits.

As a result of the successful exploration results in the Pataguas zone, the Company will resume the development of the Hornitos tunnel, a production-ready exploration tunnel going across the recently acquired land adjacent to the core mine. Hornitos will ultimately connect to the current mine infrastructure, providing a second portal and haulage tunnel. The Company will pursue the development of these newly discovered zones and the process optimization to the next stage, in order to maximize the value and upside potential of the recently consolidated grounds at Minera Florida. The Company anticipates significant increases to total mineral resources in the next several years, which will allow a more sustainable mine life that ultimately will improve the overall costs of the property.

| 29

In the first quarter of 2017, Minera Florida sold 23,716 ounces of gold and 71,578 ounces of silver, compared to 25,549 ounces of gold and 116,681 ounces of silver in the same quarter of 2016. Total cost of sales was $1,342 per ounce of gold sold and $17.71 per ounce of silver sold in the first quarter of 2017, compared to $1,076 per ounce of gold sold and $13.99 per ounce of silver sold in the same quarter of 2016.

In the first quarter of 2017, Minera Florida produced 21,685 ounces of gold and 62,362 ounces of silver, compared to 25,712 ounces of gold and 134,276 ounces of silver in the same quarter of 2016. Co-product cash costs were $925 per ounce of gold produced and $12.85 per ounce of silver produced in the first quarter of 2017, compared to $732 per ounce of gold produced and $9.65 per ounce of silver produced in the same quarter of 2016. AISC was $1,195 per ounce of gold produced and $16.78 per ounce of silver produced, compared to $879 and $11.53, respectively, per ounce of gold and silver produced in the same quarter of 2016.

Total cost of sales per ounce of gold and silver sold, co-product cash costs per ounce of gold and silver produced and AISC per ounce of gold and silver produced were higher than the comparative period. This was due to lower feed grades, lower recovery rates and the appreciation of the Chilean Peso against the US Dollar in the quarter, compared to the same quarter in 2016. Production and cost performance of the first quarter were also adversely affected by the ore hauling contractor transition. Total cost of sales per ounce was further impacted by lower sales quantities, which resulted in the fixed component of production costs and DDA to be allocated over a smaller number of ounces when compared to the prior year.

JACOBINA, BRAZIL

	For the three months ended March 31,
Operating Statistics	2017	2016
Production
Gold production (ounces)	32,126	29,971	7%
Total cost of sales per gold ounce sold	$1,021	$866	18%
Co-product cash costs per gold ounce produced (i)	$693	$540	28%
All-in sustaining co-product costs per gold ounce produced (i)	$871	$750	16%
Ore mined (tonnes)	477,909	421,827	13%
Ore processed (tonnes)	477,953	428,836	11%
Gold feed grade (g/t)	2.17	2.27	(4)%
Gold recovery rate (%)	96.4	95.6	1%

Sales
Gold Sales (ounces)	33,256	30,459	9%
Depletion, depreciation and amortization
Per gold ounce sold	$328	$305	8%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Jacobina is well positioned to meet its production targets in 2017.

At Jacobina, production for the quarter exceeded plan due to higher than anticipated throughput and feed grade. Gold production for the first quarter of 2017 was 7% higher than the comparative prior period, due to increases in throughput and recovery, partially offset by a decrease in feed grade.

Jacobina sold 33,256 ounces of gold in the first quarter, compared to 30,459 ounces of gold in the same quarter of 2016. Total cost of sales was $1,021 per ounce of gold sold in the first quarter of 2017, compared to $866 per ounce of gold sold in the first quarter of 2016.

At Jacobina, first quarter production exceeded plan. In the first quarter of 2017, Jacobina produced 32,126 ounces of gold, compared to 29,971 ounces of gold in the same quarter of 2016. Co-product cash costs were $693 per ounce of gold produced in the first quarter of 2017, compared

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to $540 per ounce of gold produced in the first quarter of 2016. AISC per ounce of gold produced was $871 in the first quarter of 2017, compared to $750 per ounces of gold produced in the same quarter of 2016.

Total cost of sales per gold ounce sold and co-product cash costs and co-product AISC per gold ounce produced were higher than the comparative period mainly due to the appreciation of the Brazilian Real against the US Dollar. However, the Company notes that cost performance in the first quarter of 2017 showed improvement over the fourth quarter of 2016. Co-product cash costs and AISC co-product cost per ounce of gold produced were $693 and $871, compared to $742 and $984, respectively, for the fourth quarter of 2016. The Company is advancing as planned with the optimization of the current mining method that will decrease the amount of capital development per tonne of ore extracted. Concurrently, mine management is continuing with efficiency improvements and cost control initiatives with the objective of effecting a sustainable decrease of the Company's operating costs and minimizing exposure to the appreciation of the Brazilian Real against the US dollar.

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BRIO GOLD, BRAZIL

	For the three months ended March 31,
Operating Statistics	2017	2016
Production
Total gold production from Brio Gold mines (ounces)	50,540	40,372	25%
Attributable to Yamana (ounces) (i)	41,886	40,372	4%
Attributable to non-controlling interest (ounces)	8,654	—	n/a

Total cost of sales per gold ounce sold	$1,085	$826	31%
Co-product cash costs per gold ounce produced (ii)	$842	$590	43%
All-in sustaining co-product costs per gold ounce produced (ii)	$1,056	$784	35%

Sales
Gold sales (ounces)	50,235	41,100	22%

(i)	Attributable production is determined on a weighted-average basis with respect to ownership of Brio Shares during the periods.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

On March 6, 2017, the Company announced that it had completed a secondary offering by private placement of 6 million common shares of its holding of Brio Gold common shares ("Brio Shares"). The Company sold the Brio Shares at C$3.35 per share for total proceeds of $14.8 million (C$20.1 million) to an arm's length institutional shareholder. The sale was completed at a premium to the offering price of the 2016 purchase rights offering. Upon completion of the sale, the Company owned 89.2 million Brio Shares, representing 79.3% of the issued and outstanding Brio Shares or 75.3% on a fully diluted basis.

During the first quarter of 2017, Brio Gold sold 50,235 ounces of gold at total cost of sales of $1,085 per ounce of gold sold, compared to 41,100 ounces of gold sold at total cost of sales of $826 per ounce of gold sold in the first quarter of 2016.

At the Brio Gold mines, production in the first quarter of 2017 was 50,540 ounces of gold attributable to the Company, compared to 40,372 ounces in the same period of 2016. Co-product cash costs were $842 per ounce of gold produced in the first quarter of 2017, compared to $590 per ounce of gold produced in the first quarter of 2016. AISC was $1,056 per ounce of gold produced in the first quarter, compared to $784 per ounce of gold sold in the same quarter of 2016.

Total cost of sales per ounce of gold sold, co-product cash costs per ounce of gold produced and AISC per ounce of gold produced were impacted by a strengthening Brazilian Real against the US Dollar and increased throughput costs. Higher production was mainly attributable to higher throughput and new contribution from RDM, which was acquired in April 2016.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following summary highlights key updates during the first quarter of 2017, from the development projects of the Company.

Cerro Moro, Argentina

Cerro Moro is a high-grade gold and silver deposit currently in construction and development. First production is expected in early 2018. The Cerro Moro ore body contains a number of high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining. The feasibility study is based on an initial 6.5-year mine life at a throughput of 1,000 tonnes per day. The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation ("CCD") and a Merrill Crowe circuit included.

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The 2016 work program included the ramp-up of site construction activities; the continuation of detailed engineering; and the advancement of underground mining in order to gain a better understanding of in-situ mining conditions. In addition to the above, a substantial infill drilling program was run in 2016 to confirm previously determined indicated mineral resources with tighter spaced drilling. The infill program was successful in confirming those mineral resources and has the impact of de-risking the project and the startup risk of the mine. On the exploration front, the Company believes that the project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property, which will serve to materially improve the returns from this high-grade project.

The 2017 work plan includes an increase in the rate of underground mining relative to 2016 such that during the last quarter of the year ore will be mined to feed the stockpile ahead of the plant start-up in the first quarter of 2018. In support of the increased rate of mining and in preparation of full start-up, the Cerro Moro management and operations team has started recruiting the future operations team and will initiate training during the course of the year. Mechanical completion of the process plant and mine infrastructure is scheduled for the fourth quarter of 2017 in preparation for the start of commissioning in early 2018.

Current progress at Cerro Moro is as follows:

◦
219 metres of underground development were completed in the first quarter of 2017, compared to 120 metres in the same quarter of the prior year, advancing and preparing the underground mine for operation.

◦	Ramp-up of site construction, primarily driven through the concrete work and leach tank erection, was advanced ahead of schedule with bulk earthworks being completed.

◦
Detailed engineering advanced slightly ahead of the baseline plan. The advanced level of engineering design completion prior to the start of large scale construction activities that have begun in 2017 serves to de-risk the project schedule and increase the confidence in the total project cost.

◦	Contracts for structural steel erection, mechanical erection, and tailings dam construction were awarded and the associated contractors have mobilized to site.

◦	The ball and sag mills are now at site, and the stockpile continues to be built up.

◦
Spending for the project in the first quarter was $34.5 million of a total of $178 million planned for the year. A total of $233 million of planned spend is expected to occur between 2017 and 2018, supporting the previously reported execution schedule and budget.

The updated mine plan shows partial production in 2018 of gold and silver at feed grades of 11 g/t, and 650 g/t respectively, and reflects the impact of the 3-month ramp-up during the second quarter of 2018.  The 2019 gold production is estimated to be approximately 130,000 ounces at an average feed grade of 11 g/t, and the silver production to be approximately 9,900,000 ounces at an average feed grade of 920 g/t.  The average AISC for the period from 2018 to 2019 is expected to be below $600 per ounce of gold produced and below $9.00 per ounce of silver produced, with co-product cash costs for the same period expected to be below $500 per ounce of gold produced and below $7.50 per ounce of silver produced. Bringing forward metal production into the two first years of operation has resulted in a marginal drop-off in average metal production over the remaining mine life which is anticipated to be recovered through further optimization initiatives and a targeted expansion of the mineral reserves from an increased exploration drilling campaign.

Suruca, Brazil

The Suruca project, at Chapada, is a near surface oxide deposit, approximately 7 kilometres from the mine. The Company is advancing development efforts with a view of commencing production in the second quarter of 2019.  Suruca is planned as a supplement to the main operations at Chapada and is expected to add gold-only production over an initial period of 5 years, at a rate of at least 40,000 ounces per annum. A construction decision will be made early in 2018, and the estimated initial capital would be of approximately $51 million at a rate of 3.25 per BRL.

Agua Rica, Argentina

Agua Rica is a low cost, large scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina with proven and probable mineral reserves of approximately 10 billion pounds of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes of ore at copper and gold grades of 0.49% and 0.22 grams per tonne respectively.

The Company continues to take steps to evaluate potential transactions that will surface the value in Agua Rica. The Company envisages a transaction relating to Agua Rica that would involve maintaining a joint venture interest and monetizing some equity in the project for a mixture of cash and an interest in gold production.

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Nearby, exploration activities at the Cerro Atajo prospect, which was included in the Definitive Agreement signed with the provincial Government of Catamarca, Argentina (the "Government”), represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado, continued to advance in the period.

The Cerro Atajo prospect lies 10 kilometres east of Alumbrera and 25 kilometres west of Agua Rica, a region in which both the Company and the Government have interests. The property is prospective for both high-grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization. Cerro Atajo is centered on an intrusive complex within the same host rock as the nearby Alumbrera mine. The Company expects to obtain the Environmental Impact Assessment approval for the commencement of a drilling campaign in the first semester of 2017, and is working in conjunction with our stakeholders in the province to ensure sustainability of the social license towards that target.

On September 8, 2016, a municipal ordinance was passed that purports to prohibit open-pit mining in the high river basin of the town of Andalgala, a community near the Agua Rica project in the Province of Catamarca with a population of approximately 14,000. The Company is advised that the use of rivers, mining activities and environmental matters, as set out in the Constitution, are the purview of the Government of the Province of Catamarca and, as such, the municipal ordinance is not binding or legal and is mostly symbolic. In early October 2016 a legal action was presented against the ordinance before the Supreme Court of Province of Catamarca, by which Yamana requested the declaration of unconstitutionality and suspension of such regulation. On October 25, 2016, a request for the redress of the procedure was presented only for the portion of the case the Court considered necessary for the adequacy of the procedural route. Also the Province of Catamarca has commenced in parallel another legal action before the court pursuing the same goal. As of today the Supreme Court has only declared admissible the recourse presented by Province on unconstitutionality declaration and having rejected the temporary suspension. Yamana is still awaiting for the result of its legal action.

EXPLORATION

The 2017 exploration program will focus on resource discovery and reserve replacement and growth at all mines. To accomplish these goals, a $98 million dollar exploration budget was approved during the 2017 budget process. Funds to be used for discretionary spending of $21 million are covered in the budget to apply to programs that show promise and success during the year, including funding for a generative program to seek out and invest in select green fields and development opportunities. The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

For the three months ended March 31, (In millions of US Dollars)	2017	2016
Exploration and evaluation capitalized (i)	$17.5	$16.9
Exploration and evaluation expensed (ii)	4.0	2.9
Total exploration and evaluation expenditures	$21.5	$19.8

(i)
Capitalized exploration and evaluation costs are reflected in the Consolidated Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the Condensed Consolidated Interim Statements of Operations.

The following summary highlights the areas of focus for the 2017 exploration program and provides key updates during the first quarter of 2017.

Chapada, Brazil

The 2017 approved Chapada budget was $7.0 million. Of this budget, $5.0 million will be applied to delineation drilling of Corpo Sul, Suruca, Hidrothermalito and other gold oxide targets surrounding the mine. The local exploration component of the budget will be used to further test the Baru and Santa Cruz targets and to develop new targets near Chapada. The $2.0 million district budget will be applied to further test the Formiga and Suruca NE targets and exploration level drilling of the Bom Jesus, Curicaca, Taquarucu and other targets developed by the generative program during the year. The main goal is to delineate new inferred and potential mineral resources and to make a new discovery in the district.

The first quarter drill programs at Chapada included drill testing of local and district exploration targets, mine infill work and completion of the Suruca infill program. Regional mapping along with soil sampling and collecting limited rock chip samples is an on-going program and continues to generate targets for future consideration.

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The local exploration program focused on the Baru mineralization that lies adjacent and above the Sucupira deposit to better define the mineralized envelope and explore for a high grade core. The Baru mineral envelope as currently defined is up to 500 metres wide, over one kilometre in length and up to 80 metres thick. The deposit lies immediately beneath the surface to within 40 metres of the surface with some portions situated beneath a low grade stockpile of approximately 40 metres thick. Local exploration also completed one hole at Sucupira during the quarter that extends the mineral envelope 130 metres to the southwest with similar grades and geometry as previously reported at Sucupira. The Company completed 5,343 metres distributed in 26 drill holes testing the local exploration targets during the quarter.

The district exploration program focused on further drill testing of the Formiga and Formiga Sul deposits, located 9 to 15 kilometres northeast of the main mine complex. At Formiga, drilling focused on extending the copper-gold and copper sulfide mineralization to the northeast and southwest and down dip to the northwest. The deposits lie beneath copper soil anomalies greater than three kilometres along strike and up to 400 metres wide. The mineralization occurs within a metadiorite unit that can range from 20 to 50 metres thick. Further drilling is needed to determine true thickness and mineral extent. The Formiga Sul target is located five kilometres to the southwest from the Formiga target and nine kilometres to the northwest from the Chapada Mine. Geological mapping has identified outcrops of metadiorite, amphibolite lenses, epidosites, banded iron formation as well as gossans, mainly along the positive copper soil anomalies over one kilometre wide and three kilometres in length. Initial drilling revealed strong epidote-silica alteration with disseminated pyrite and weak chalcopyrite from 41 metres to 121 metres on the drill hole. Assay results are pending.

The infill program at Suruca completed 5,542 metres distributed in 178 holes during the quarter; the program was finished in February. Results are under evaluation for future mine planning. The program managed to extent the oxide deposit to the southeast marginally and identified a sulfide feeder zone that will be followed up with exploration drill testing in the second quarter.

El Peñón, Chile

The 2017 approved El Peñón budget of $12 million includes drill testing to upgrade known inferred mineral resources to indicated mineral resource status and exploration drilling to discover new mineral resource ounces. The newly upgraded ounces will be assessed by the Company for mineral reserve status with the goal of mineral reserve replacement and growth. A portion of the $12 million budget may be utilized to explore for near mine extensions of known mineralization. A separate district exploration budget of $1.5 million will test beyond the near mine extensions for new mineral bodies.

The near mine exploration and infill programs and district exploration drill programs began late January following the settlement of the collective bargaining negotiations. During the quarter, the near mine exploration program completed 9,072 metres distributed in 16 drill holes testing the Carmin, Esmeralda, El Valle and Dorada targets. The infill program completed 15,936 metres distributed in 55 holes using diamond and reverse circulation methods to test Magenta, Dorada FW, Providencia, Bonanza, PAV, Cerro Martillo, Diablada and other targets. The district exploration program completed 1,986 metres distributed in 4 reverse circulation holes to test extensions of the Quebrada Colorada structure to the north and splays of the Cerro Martillo system to the northwest. All programs are on or ahead of schedules originally set out at the beginning of the year.

Results received to date show important additions to mineral bodies at Dorada, Esmeralda, Carmin and Martillo Flats with negative results at Dorada deep, El Valle deep and Aleste Sur. District drilling returned only anomalous intercepts from the areas tested and will not be followed up. However, the near mine exploration and infill programs, as well as the district program, began in the first quarter and are scheduled to be completed by the third quarter, when further funding will be evaluated.

Gualcamayo, Argentina

The 2017 approved Gualcamayo budget of $8.0 million is allocated to the completion of a near mine exploration and infill program that will discover and convert to reserves at least 125,000 ounces of oxide gold mineral resources during the year. The long term goals are to execute a district and property wide program of systematic mapping, sampling and ultimately drilling newly developed targets to define 250,000 new potential and/or inferred gold ounces. Achieving these goals will help to stabilize gold production of 150,000 ounces for the next three years and will test the district for new oxide near surface deposits that can rapidly be put into production.

The exploration and infill drill programs completed fewer metres than planned for the quarter due to heavy seasonal rainfall. Exploration completed 8,521 metres distributed in 39 holes expanding the mineral resource base at Potenciales and Cerro Condor. The infill program completed 1,623 metres distributed amongst 19 holes attempting to expand the mineralization immediately behind the QDD Main phase 3 pit wall to the Potenciales mineral bodies. Results to date are in line with expectations with additional work needed to connect the mineral bodies.

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District exploration work included drill pad construction to test the near surface extensions of the Las Vacas deposit, collecting 10 metres chip samples along newly exposed road cuts and targets Pirrotina-Las Vacas, Pirrotina Norte, Target 8, and other sectors surrounding the QDD Main pit. Re-opening the 2010 road to the San José and Quebrada Perdida targets is scheduled to begin in the second quarter.

Minera Florida, Chile

At Minera Florida, the 2017 approved budget of $8.0 million is allocated to local, district exploration and mine infill drilling, and plans that contemplate 46,000 metres of diamond drilling. Exploration will prioritize the Irina and Mila 1-36 concessions to confirm the extension of the Hornitos Tunnel. The mine infill teams will drill test the Maqui (Clavo I and Clavo II), Lisset (Upper and Lower), Hallazgo fault, VCS, Karina, Polvorín, Lasso Polvorín, Flor and Mila targets with the goal of replacing 2017 production gold ounces. Long term, the goal is to fully test the newly acquired properties in order to support production beyond 2020 and build a case for a higher production rate.

As announced in the February 2017 press release, a significant discovery was made at the Las Pataguas target close to the Hornitos tunnel. In late 2016, hole CLDFDH0018 returned 16 metres of 7.77 g/t Au at the 830-metre elevation. The mine and district exploration teams have concentrated on further defining this vein structure and splays of the structure during the first quarter to support extension of the Hornitos tunnel which would connect to the current mine infrastructure and providing a second portal and haulage tunnel. Mine exploration targets tested include the Las Pataguas sector veins Cucaracha and Quemazon veins, the Maqui fault, the Queseria vein, and the Fantasma and Lauras veins. The infill program concentrated on the Hallazgo fault, Maqui Clavo II and Maqui-Lisset targets. Results are in-line with expectations and are expected to add new mineral resource ounces and extend known mineralized zones.

The district exploration program focused on the local drilling of the Las Pataguas and Don Leopoldo structures and completing one hole in the newly developed target Las Chilcas Basin Boundary fault. Surface exploration included detailed mapping, chip sampling and collecting magnetic susceptibility data surrounding the Las Pataguas structure.

Jacobina, Brazil

The 2017 approved Jacobina budget of $5.6 million will fund approximately 26,000 metres of drilling, focused on conversion drilling at Canavieiras Sul and Central, Morro do Vento and Joao Belo along with delineation drilling at Canavieiras Sul and Morro do Vento Leste. The principle goals are to upgrade mineral resources to support production plans, strategic life of mine, and increase the current inferred mineral resources with higher grade material at Canavieiras Sul.

The infill drill program at Jacobina completed 6,195 metres distributed in 45 drill holes during the quarter working at the Canavieiras Central and Sul mines, the Morro do Cuscuz mine and the João Belo mine. Many holes hit multiple intercepts of above average mineral reserve grade values over mineable widths. Exceptional values are recorded from holes at the Canavieiras Sul mine. The Company is working to update the mineralization envelopes of all mineral zones. An underground exploration drill program to test for extensions to the mineral bodies at Canavieiras Sul, Serra do Córrego and Morro do Cuscuz Leste target began in March. All assay results from this program are pending.

Cerro Moro, Argentina

The 2017 approved Cerro Moro budget of $8.0 million marks the first year of a four year, $30 million program, to add one million ounces of mineral resource inventory to the Cerro Moro ledger. During 2017, the Company will continue to infill drill the core Escondida mineral shoots to expand the mineral resource base with 12,000 metres of drilling. The Company will concurrently map, sample and develop targets on in the near mine concessions and drill up to 14,000 metres of drilling. An additional 9,000 metres is budgeted to follow-up targets identified for further testing.

During the first quarter, the Company continued to map and sample prospective targets close to the planned mine complex. Drill testing began late February and completed 1,059 metres distributed in 10 holes testing the Carla, Esperanza channel and Martina cut-back targets. Initial results of three holes drilled at the Esperanza channel target returned very positive results which are under evaluation and will be followed up in the second quarter.

Canadian Malartic Corporation, Canada

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As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Malartic, Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties. The 2017 approved $7.7 million (50%) Malartic, Midway, Pandora and Pandora joint venture budget allows for 46,000 metres of infill and exploration drilling at Odyssey, 9,000 metres of drilling at Midway (Piche Harvey 2016 acquisition) and limited drill programs at Pandora and the Wood Pandora properties totaling 3,000 metres. The goal at Odyssey is to better define the internal, north and south zones and extend the deposit to the east. A supplementary budget will be requested in the second quarter based on first quarter results. Initial drilling at the Midway project will attempt to extend the deposit to depth.

During the first quarter, a total of 22,676 metres distributed in 34 diamond drill holes were completed at the Odyssey deposit. The Odyssey North mineral body is defined between 600 metres and 1,300 metres beneath the surface, with mineralization focused along the Sladen Fault structural contact between Porphyry #12 and the mafic to ultramafic volcanics of the Piche group. The Odyssey South mineral body is found along the structural contact of Porphyry #12 and the graywacke sediments of the Pontiac Group. Mineralization occurs mainly within the fractured margin of the #12 porphyry. Drilling during the first quarter included holes completed to tighten the spacing between existing data in the North and South mineral bodies and importantly, to better define the inter-porphyry mineralized crossing structures. Initial results are encouraging from both the Jupiter crossing structure and the South mineral body as visible gold was recorded in from both targets.

At Pandora, a total of 885 metres distributed in 2 diamond drill holes were completed in the first quarter. No significant results have been reported during the quarter.

At Kirkland Lake, a total of 3,705 metres were completed in 3 holes during the first quarter to test the down dip plunge of mineralization. Partial results received to date report low grade mineralization over approximately 1 to 3 metres true width. Drilling will continue into the second quarter on this target.

Monument Bay, Canada

The Monument Bay Project hosts an indicated mineral resource of 1.8 million ounces of gold contained in 36.6 million tonnes at a grade of 1.52 g/t Au and an inferred mineral resource of 1.781 million ounces of gold contained in 42.0 million tonnes at an average grade of 1.32 g/t Au. The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised by three volcanic assemblages, ranging in age from 2.85 to 2.71 Ga. Gold and tungsten mineralization occurs along the steeply north dipping Twin Lakes Shear Zone and the AZ Sheer Zone.

The 2017 approved Monument Bay budget of $2.2 million will support the exploration goals for the project to test new splays of the Stull Wunnumin deformation zone with up to 5,000 metres of scout drilling and maintain technical studies through their logical conclusion around mid-year while the camp is on summer care and maintenance. Technical studies underway include metallurgical studies, pit versus underground exploitation versus a combination of the two extraction opportunities and flora, fauna and climate baseline studies.

Exploration efforts during the first quarter completed 5,206 metres of drilling distributed in 16 holes that tested district targets immediately outside of the currently defined mineral resource area. Drill holes completed along the Altered Island Trend, Axial Plane Zone and South Limb Shear demonstrated widespread alteration and veining associated with arsenopyrite. This style of alteration and mineralization differ from that seen within the Twin Lakes deposit which is related to widespread disseminated arsenopyrite in silica-sericite alteration zones in quartz porphyry units. Results from three holes testing the South Limb Zone showed weak anomalous values to 0.2 g/t Au. All other results are pending.

Brio Gold Exploration

Brio Gold conducted an exploration program at all four of its mines during the first quarter of 2017, completing 30,800 metres in a total of 157 holes.  Drilling was mostly focused on development areas at Fazenda Brasileiro and Pilar, with positive results received to date.  The C1 Santa Luz program focused on detailing and expanding a high-grade gold mineralization in the northeastern portion of the main C1 Santa Luz open pit ore body and infill drilling in both the C1 and Antas 3 ore bodies.  A drilling program was completed at Riacho dos Machados, and the focus in the quarter was on completing an updated resource estimate analysis.

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8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

The Company continues to focus on containing costs to maximize available cash to fund planned growth, development activities, expenditures and commitments. Management is of the view that planned growth, development activities, expenditures and commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities.

As at March 31, 2017, the available financial resources available to the Company in meeting its financial obligations include undrawn revolving facility of $823.6 million and positive working capital of $80.4 million. For the first three months of 2017, cash flows from operating activities from continuing operations were $51.3 million, and it is expected to remain positive and incremental in the foreseeable future. The Company’s near-term financial obligations include repayment obligation of long-term debt of $127.0 million over 2017 and 2018, construction and service contract commitments of $364.7 million and sustaining capital expenditures of approximately $240 million in 2017. The Company’s expansionary and exploration capital expenditures are discretionary which allow management a reasonable degree of flexibility in managing its financial resources. Based on its current credit rating, the Company expects that it can refinance the existing long-term debts in similar or more favourable terms to support the execution of the Company's business strategy. Further information with regards to ongoing sustaining capital expenditures, and commitments by year can be found in this note.

The Company's continuous commitment to balance sheet and cost improvement will further strengthen its financial position. In March 2017, the Company completed a secondary offering by private placement of 6 million common shares of its holding of Brio Gold common shares at C$3.35 per share for total proceeds of $14.8 million (C$20.1 million) to an arm's length institutional shareholder. In addition, the Company disposed of certain available for sale equity investments for proceeds of $18.3 million.

The following is a summary of liquidity and capital resources balances:

	March 31,	December 31,
As at (In millions of US Dollars)	2017	2016
Cash	$105.9	$97.4
Trade and other receivables	$30.8	$36.6
Long-term debt (excluding current portion)	$1,595.0	$1,573.8
Working capital (i)	$80.4	$77.3

(i)	Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Cash and cash equivalents were $105.9 million as at March 31, 2017, compared to $97.4 million as at December 31, 2016.  Cash and cash equivalents were comprised of cash in bank and bank term deposits. The sources and uses of cash and cash equivalent during the year are explained below. Working capital increased slightly to $80.4 million as at March 31, 2017, compared to $77.3 million as at December 31, 2016. Higher cash balance and lower trade and other payables were partly offset by higher other financial liabilities and lower trade and other receivables.

Cash flows from operating activities are expected to increase through the year with cash flows in the first quarter being the lowest due to cyclical factors, such as seasonal impact on production during the rainy season early in the year, incremental production targets and settlement of year-end accruals and payables. Given its discretion and ability to reduce expansionary capital and exploration spend, the Company's capacity to meets its financial obligations remains strong.

The following table summarizes cash inflows and outflows:

For the three months ended March 31, (In millions of Dollars)	2017	2016
Cash flows from operating activities from continuing operations	$51.3	$116.2
Cash flows from operating activities before changes in working capital (i)	$117.2	$115.1
Cash flows used in financing activities from continuing operations	$70.4	$22.0
Cash flows from/(used) in investing activities from continuing operations	$(114.0)	$(139.7)

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(i)	A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis.

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows from operating activities from continuing operations after net change in working capital for the three months ended March 31, 2017 were $51.3 million, a decrease compared to the $116.2 million for the three months ended March 31, 2016. Net change in working capital for the three months ended March 31, 2017 was cash outflows of $65.9 million, compared to inflows of 1.1 million for the three months ended March 31, 2016. Cash flows from operating activities after net change in working capital can be volatile from quarter to quarter due to timing of payments or collections.

Outflows from working capital for the quarter, were predominantly driven by timing differences, with the more notable items as follows:

•
a decrease in payables and accruals, related to timing of payments associated with trade payables at multiple locations ($11 million) and the settlement of year-end accruals during the first quarter ($20 million), as is customary;

•
an increase in inventories associated with buildup of materials and supplies at certain mines due to supplier changes and upcoming maintenance ($7 million), as well as slight timing differences in product inventories ($3 million);

•
an increase in other current assets related to a buildup of VAT tax credits relating to mine construction and development ($7 million), as well as those at other mines related to timing of collection ($10 million). Additionally, an increase in advances and prepaids associated with various licenses and insurance payments that will be amortized over the next few quarters ($6 million).

The majority of the items that resulted in the working capital adjustment between these measures of cash flows are expected to reverse throughout the year, as year-end accrual buildup resumes, operational VAT credits get collected and inventory is consumed.  VAT credits associated with Cerro Moro are expected to accumulate during the construction period and will be collected following the start of operations during 2018. Also to note is that in the first quarter of 2016, the Company benefited from a $20 million working capital cash inflow resulting from the collection of outstanding receivables from December 31, 2015. The Company's receivables were up to date as of December 31, 2016, and as such, that inflow had no current period comparative.

Cash flows from operating activities before net change in working capital (a non-GAAP financial measure, see Section 13) for the three months ended March 31, 2017 were $117.2 million, in line with the $115.1 million generated for the same period of 2016.

The Company's cash flows from operating activities are expected to remain positive at the prices of gold, silver and copper observed as at March 31, 2017. Refer to Section 10: Economic Trends, Business Risks and Contractual Commitments for a detailed discussion of market price risk.

CASH FLOWS USED IN FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Cash inflows from financing activities of continuing operations were $70.4 million for the three months ended March 31, 2017, compared to inflows of $22.0 million for three months ended March 31, 2016. Higher cash flows from financing activities, compared to the same quarter of 2016, was the result of higher net withdrawals from the revolving credit facility and lower dividend and interests payments. Net withdrawal from revolving credit facility for the period was $94 million, which included withdrawal of $35 million by Brio Gold, compared to $55 million of net withdrawal from the revolving facility for the three months ended March 31, 2016. Lower dividends during the period reflect the revised baseline level dividend of $0.02 per share annually. Dividends of $4.8 million were paid in the first quarter, compared to dividends of $13.9 million paid in the first quarter of 2016.

Total debt was $1.7 billion as at March 31, 2017, compared to $1.6 billion as at December 31, 2016. Net debt (a non-GAAP financial measure, see Section 13) as at March 31, 2017 was $1.6 billion, compared to $1.5 billion as at December 31, 2016. The Company continues its effort to further certain monetization initiatives to achieve this objective over the next twelve months.

In addition, the Company expects its cash flows from operations will increase organically, subject to prevailing metal prices, in the following quarters.

The principal repayment schedule of senior debt notes and revolver credit facility to be repaid in the next five years is as follows:

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(In millions of US Dollars)	2017	2018	2019	2020	2021
Senior debt notes and revolver credit facility	16.9	110.1	218.1	84.1	180.0

The balance of senior debt notes of $1.09 billion is due in or after 2022.

The Company has a revolving credit facility with a balance $209.5 million as at March 31, 2017 and maturity dates in 2019 and 2021. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity.

CASH FLOWS USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows used in investing activities from continuing operations were outflows of $114.0 million for the three months ended March 31, 2017, compared to cash outflows of $139.7 million for the three months ended March 31, 2016. Lower cash flows used in investing activities were mainly due to proceeds of $18.3 million received the first quarter of 2017 on disposal of investments, which include $14.8 million for 6 million Brio Shares, and $18.3 million on disposal of other available for sale equity investments, with no significant comparative amount in the same quarter of 2016. Cash used in acquisition of assets was $129.4 million for the three months ended March 31, 2017, compared to $130.4 million, which include $47.4 million on the acquisition of MRDM, for the three months ended March 31, 2016.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the three months ended March 31, 2017, were $129.4 million, compared to capital expenditures of $83.0 million, excluding the acquisition of MRDM, for the three months ended March 31, 2016. These expenditures were incurred as follows:

For the three months ended March 31, 2017	2017				2016
(In millions of US Dollars)	Sustaining & other	Expansionary	Exploration	Total	Total
Chapada	$11.3	$3.7	$0.7	$15.7	$15.8
El Peñón	9.8	—	4.8	$14.6	$17.6
Gualcamayo	1.2	0.3	2.8	$4.3	$2.1
Canadian Malartic	10.1	1.9	2.2	$14.2	$11.3
Minera Florida	5.6	1.3	1.9	$8.8	$5.8
Jacobina	5.5	4.4	0.7	$10.6	$7.1
Cerro Moro	—	34.5	0.8	$35.3	$11.7
Brio	7.2	9.7	2.1	$19.0	$8.5
Other (iii)	0.4	5.0	1.5	$6.9	$3.1
Total capital expenditures (ii)	$51.1	$60.8	$17.5	$129.4	$83.0

(i)	Currently, C1 Santa Luz is on care and maintenance.

(ii)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

(iii)	Included in Other is $2.4 million (2016 - $1.5 million) of capitalized interest for the period.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of April 28, 2017, the total number of shares outstanding were 948.1 million, the total number of stock options outstanding were 2.0 million, the total number of Deferred Share Units ("DSU") outstanding were 3.9 million, the total number of Restricted Share Units ("RSU") outstanding were 1.8 million, and the total number of Performance Share Units ("PSU") outstanding were 3.1 million.

For the first quarter of 2017, the Company declared quarterly dividends totalling $0.005 per share.

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The following table summarizes the weighted average common shares and equity instruments outstanding as at March 31, 2017:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, three months ended
(In thousands)	March 31, 2017	March 31, 2017	March 31, 2016
Common shares (i)	948,037	947,901	947,173
Options (ii)	2,008	—	1
RSU (ii)(iv)	1,843	—	496
DSU (iii)	3,920	—	—
PSU (iii)	3,100	—	—
		947,901	947,670

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by reinvesting cash dividends, less any applicable withholding tax. A plan participant may obtain additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. During the three months ended March 31, 2017, a total of 18,658,100 shares were subscribed to under the plan.

(ii)
Effect of dilutive securities - the potential shares attributable to 125,548 stock options and 653,771 restricted share units ("RSUs") in the three-month period ended March 31, 2017 were anti-dilutive.

(iii)	DSU and PSU are settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

(iv)	Excludes RSU granted to Brio Gold employees that are redeemable in Brio Gold common shares.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments.

As at March 31, 2017, the Company is contractually committed to the following:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Mine operating/construction and service contracts and other	$364.7	$321.3	$124.6	$3.1	$813.7
Long-term debt principal repayments (i)	127.0	302.2	372.7	896.8	1,698.7
Decommissioning, restoration and similar liabilities (undiscounted) (ii)	14.3	36.8	32.9	203.5	287.5
	$506.0	$660.3	$530.2	$1,103.4	$2,799.9

(i)	Excludes interest expense.

(ii)
As required by law, the Company arranged an irrevocable letter of credit for the amount of $16.8 million (C$23.2 million) in favor of the Government of Quebec as a guarantee of payment of the rehabilitation and restoration work relating to the Company's share of mining interest in Canadian Malartic. Such irrevocable letter of credit will be automatically extended for one year periods from expiration on September 15, 2016 and future expiration dates thereafter.

9.    INCOME TAXES

The Company recorded an income tax recovery of $19.2 million for the three months ended March 31, 2017 (2016 - $28.3 million recovery). The decrease in the income tax recovery for the quarter is a result of the movement in foreign exchange for the period relative to the same period of prior year. The income tax provision reflects a current income tax expense of $10.4 million and a deferred income tax recovery of $29.6 million, compared to a current income tax recovery of $0.8 million and a deferred income tax recovery of $27.5 million for the three months ended March 31, 2016. The balance sheet includes a deferred tax asset of $72.1 million and a deferred tax liability of $1.4 billion.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods.

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The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Canadian Dollar.

Relative to the December 31, 2016 exchange rate, during the period, the Brazilian Real and Argentinean Peso strengthened against the US Dollar. As a result, for the three months of 2017, a recovery of $27.2 million relating to unrealized foreign exchange was recorded in the tax expense.

The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are depreciated or depleted. The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

See Note 6 Income Taxes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2017 for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2016.

10.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2016. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended March 31, 2017, except as noted below:

Metal Price Risk

Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)     Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

Gold Price - Market Update

For the quarter ended March 31, 2017, spot gold prices averaged $1,219 per ounce, or 3% higher, compared to $1,183 per ounce in the first quarter of 2016. Prices ranged between $1,151 and $1,258 per ounce during the first quarter of 2017, and between $1,126 and $1,366 per ounce during the 12-month period ended March 31, 2017. As at March 31, 2017, the closing price was $1,245 per ounce.

Gold moved gradually higher during the first quarter as the US Dollar ("USD") weakened modestly and US government bond yields were steady. The US Federal Reserve ("US Fed") increased the Fed Funds rate by 0.25% in March which was widely expected. In the short-term gold price is not only likely to be driven by the changing sentiment as to the monetary policy path of the US Fed, but also by geopolitical events and European elections. While the US Fed is still expected to raise the Fed Funds by 0.25% twice more in 2017, this will be highly dependent on

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how new US policies affect economic growth. If the US Fed continues to increase the Fed Funds rate in 2017, it is likely to be the only major central bank doing so as others are expected to maintain accommodative monetary policies. Global uncertainty, increased geopolitical risks and various European elections in 2017 could be a positive catalyst for gold price over the short term.

Physical demand for gold from India and China continues to be soft. Government intervention, particularly in India has had a negative impact on demand but demand may recover as buyers adjust to the changes. ETF investors increased holdings during the quarter, and global ETF gold holdings currently total approximately 59 million ounces which is an increase of about 14 million ounces since the beginning of 2016. The weak physical demand that has persisted in India and China may eventually provide a source of support on any pull backs, as buyers may use pull backs as an opportunity to satisfy demand that has accumulated over recent periods. Central banks continue to be net buyers with China and Russia being the most notable in recent quarters based on the most recently available information.

Copper Price - Market Update

For the quarter ended March 31, 2017, spot copper prices averaged $2.65 per pound, representing an increase of 25%, compared to $2.12 per pound in the first quarter of 2016. Prices ranged between $2.49 and $2.77per pound in the first quarter of 2017, and between $2.04 and $2.77 during the 12-month period ended March 31, 2017. As at March 31, 2017, the closing price was $2.64 per pound of copper.

After the rapid price rise in the fourth quarter, copper price reached a new 18-month high in the first quarter before steadying. Prices were driven by supply disruptions, positive Chinese economic data and generally increasing global industrial activity. The direction of the Chinese economy will continue to be a primary driver of copper prices going forward. Copper prices should be increasingly supported as the market is moving towards balance with supply growth slowing as fewer new mines are expected to begin operations over the medium term.

The Company currently uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at March 31, 2017, the Company had 38 million pounds of copper forward contracts in place to July 2017 at an average sales price of $2.62 per pound.

Currency Risk

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the USD (source: Bloomberg):

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The Canadian dollar, Chilean peso Argentinian peso and Brazilian real strengthened against the USD during the quarter ended March 31, 2017, relative to the December 31, 2016 rates. The expectation of better US economic growth relative to other G10 countries, coupled with the fact that most other central banks continue to maintain easier monetary policies is likely to attract investment flows into the US which should be supportive of the USD. Potential geopolitical events and the expectation of two more Fed Funds rate increases in 2017 should also be supportive of the dollar.

For the three months ended March 31, 2017	2017	2016	Variance (i)
Average Exchange Rate
USD-CAD	1.3239	1.3711	-3.4%
USD-BRL	3.1402	3.8953	-19.4%
USD-ARG	15.6642	14.4841	8.1%
USD-CLP	655.68	700.61	-6.4%

	March 31, 2017	March 31, 2016	Variance (i)	December 31, 2016	Variance (i)
Period-end Exchange Rate
USD-CAD	1.3318	1.3004	2.4%	1.3441	-0.9%
USD-BRL	3.1220	3.5922	-13.1%	3.2552	-4.1%
USD-ARG	15.3875	14.7045	4.6%	15.8800	-3.1%
USD-CLP	660.17	667.70	-1.1%	670.40	-1.5%

(i)	Positive variance represents the USD increase in value relative to the foreign currency.

As at March 31, 2017, the Company had zero-cost collar contracts totalling R$42.5 million (R$ = Reais) covering April 2017 with Brazilian Real to United States Dollar average call and put strike prices of R$3.40 and R$4.13 per USD, respectively.

In October 2016, the Company entered into zero-cost collar contracts totaling R$400.0 million with Brazilian Real to United States Dollar average call and put strike prices of R$3.25 and R$3.79 respectively, allowing the Company to participate in exchange rate movements between those two strikes. These contracts are evenly split by month covering May 2017 to December 2017. In November 2016, Brio Gold, a subsidiary of the Company, entered into additional zero-cost collar contracts totaling R$672.0 million with the purchase of call options at an average strike price of R$3.30 per USD and sale of put options at an average strike price of R$3.90 per USD. The term of the cash flow hedge is from January 2017 to December 2018. In November 2016, Brio Gold entered into currency forward contracts of R$672.0 million at an average rate of R$3.55 to the USD. The term of the cash flow hedge is from January 2017 to December 2018. All contracts have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates.

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Condensed Consolidated Interim Financial Statements of the Company may be material.

The Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2012.  The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws and is appealing these assessments.  As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), the operator of the Canadian Malartic mine, was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. Beginning in the spring of 2015, Canadian Malartic GP has been

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working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit. CMGP will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, the Company does not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated.

On April 10, 2017, the Quebec Superior Court dismissed the application for an interlocutory injunction. No dates have been set for the hearing of the application for a permanent injunction to restrict the Canadian Malartic mine’s mining operations to sound levels and mining volumes below the limits to which it is subject. For additional information see the Company's Annual Information Form for the year ended December 31, 2016.

12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards 34 Interim Financial Reporting ("IAS 34"). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2016 and in Note 1 to the Company's Condensed Consolidated Interim Financial Statements.

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Condensed Consolidated Interim Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the quarter ended March 31, 2017 are consistent with those disclosed in Note 4 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2016.

13.    NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	co-product cash costs per ounce of gold produced;

•	co-product cash costs per ounce of silver produced;

•	co-product cash costs per pound of copper produced;

•	all-in sustaining co-product costs per ounce of gold produced;

•	all-in sustaining co-product costs per ounce of silver produced;

•	all-in sustaining co-product costs per pound of copper produced;

•	adjusted operating cash flows;

•	net debt;

•	net free cash flow;

•	average realized price per ounce of gold sold;

•	average realized price per ounce of silver sold; and

•	average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are duly noted and retrospectively applied as applicable.

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CASH COSTS AND ALL-IN SUSTAINING COSTS ("AISC")

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations. Cash costs are computed on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce. Silver production is no longer treated as a gold equivalent. The Company reports production and cost information for gold, silver and copper separately.

With this realignment, the KPIs are as follows:

•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

◦
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

◦	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs of copper on a co-product basis - shown on a per pound basis.

◦	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

Co-product AISC

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

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All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Co-product cash costs per ounce of gold and silver produced, and co-product all-in sustaining costs per ounce of gold and silver produced are from continuing operations and, as applicable, exclude Mercedes and Ernesto/Pau-a-Pique, a discontinued operation.

The following tables provide a reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Condensed Consolidated Interim Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, and to co-product AISC of gold produced, co-product AISC of silver produced and co-product AISC of copper produced. The table also presents total cost of sales on a per ounce or pound sold and co-product cash costs and co-product AISC on a per ounce or pound produced basis.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site. Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes. Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales in the following reconciliations to co-product cash costs and co-product AISC agrees to the Condensed Consolidated Interim Financial Statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

(i)	Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statements to co-product cash costs and co-product AISC from continuing operations:

For the three months ended March 31, 2017 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated (including Brio Gold)	Total Gold (including Brio Gold)	Total Silver (vi)	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$238.0	$186.5	$11.6	$39.9
Depletion, depreciation and amortization	106.0	95.3	5.0	5.6
Total cost of sales	344.0	281.8	16.6	45.5
Depletion, depreciation and amortization	(106.0)	(95.3)	(5.0)	(5.6)
Inventory movement	7.3	3.9	(0.4)	3.8
Treatment and refining charges (ii)	7.8	1.1	—	6.7
Commercial and other costs	(1.9)	(0.4)	—	(1.5)
Overseas freight for Chapada Concentrate	(2.2)	(0.4)	—	(1.8)
Total co-product cash cost	$249.0	$190.7	$11.2	$47.1
General and administrative, excluding share-based compensation (iii)	21.7	17.4	0.9	3.4
Sustaining capital expenditures (iv)	51.1	38.9	3.1	9.1
Exploration and evaluation expense (iii)	4.1	3.1	0.2	0.8
Total co-product AISC	$325.9	$250.1	$15.4	$60.4
Commercial gold/silver ounces, pounds of copper produced		266,186	1,079,108	26,519,865
Commercial gold/silver ounce, pounds of copper sold		267,916	1,093,897	25,203,607
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$696	$10.57	$1.58
DDA per gold/silver ounce, pound of copper sold		$356	$4.57	$0.22
Total cost of sales per gold/silver ounce, pound of copper sold		$1,052	$15.14	$1.81
Co-product cash cost per gold/silver ounce, pound of copper produced		$716	$10.36	$1.78
Co-product AISC per gold/silver ounce, pound of copper produced		$940	$14.24	$2.28

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For the three months ended March 31, 2017 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$48.7	$8.6	$0.2	$39.9
Depletion, depreciation and amortization	6.6	1.3	—	5.3
Total cost of sales	55.3	9.9	0.2	45.2
Depletion, depreciation and amortization	(6.6)	(1.3)	—	(5.3)
Inventory movement	4.7	0.9	—	3.8
Treatment and refining charges (ii)	7.8	1.1	—	6.7
Commercial and other costs	(1.9)	(0.4)	—	(1.5)
Overseas freight for Chapada Concentrate	(2.2)	(0.4)	—	(1.8)
Total co-product cash cost	57.1	$9.8	$0.2	$47.1
General and administrative, excluding share-based compensation (iii)	0.1	—	—	0.1
Sustaining capital expenditures (iv)	11.2	2.2	—	9.0
Exploration and evaluation expense (iii)	0.4	0.1	—	0.3
Total co-product AISC	68.8	$12.1	$0.2	$56.5
Commercial gold/silver ounces, pounds of copper produced		19,089	55,926	26,519,865
Commercial gold/silver ounce, pounds of copper sold		21,406	23,859	25,203,607
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$401	$7.33	$1.58
DDA per gold/silver ounce, pound of copper sold		$61	$1.12	$0.21
Total cost of sales per gold/silver ounce, pound of copper sold		$462	$8.45	$1.79
Co-product cash cost per gold/silver ounce, pound of copper produced		$514	$3.69	$1.78
Co-product AISC per gold/silver ounce, pound of copper produced		$634	$4.53	$2.13

For the three months ended March 31, 2017 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$37.1	$26.6	$10.5	$36.5
Depletion, depreciation and amortization	15.8	11.3	4.5	31.8
Total cost of sales	52.9	37.9	15.0	68.3
Depletion, depreciation and amortization	(15.8)	(11.3)	(4.5)	(31.8)
Inventory movement	(1.3)	(0.9)	(0.4)	3.2
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	35.8	$25.7	$10.1	$39.7
General and administrative, excluding share-based compensation	—	—	—	1.2
Sustaining capital expenditures	9.8	7.0	2.8	10.1
Exploration and evaluation expense	0.3	0.2	0.1	0.1
Total co-product AISC	$45.9	$32.9	$13.0	$51.1
Commercial gold/silver ounces, pounds of copper produced		33,637	960,820	71,382
Commercial gold/silver ounce, pounds of copper sold		34,564	998,460	66,543
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$770	$10.56	$548
DDA per gold/silver ounce, pound of copper sold		$327	$4.47	$479
Total cost of sales per gold/silver ounce, pound of copper sold		$1,097	$15.03	$1,027
Co-product cash cost per gold/silver ounce, pound of copper produced		$763	$10.58	$556
Co-product AISC per gold/silver ounce, pound of copper produced		$977	$13.55	$716

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For the three months ended March 31, 2017 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$29.9	$22.0	$21.2	$0.8
Depletion, depreciation and amortization	14.1	11.0	10.6	0.4
Total cost of sales	44.0	33.0	31.8	1.2
Depletion, depreciation and amortization	(14.1)	(11.0)	(10.6)	(0.4)
Inventory movement	0.7	(1.2)	(1.2)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$30.6	$20.8	$20.0	$0.8
General and administrative, excluding share-based compensation	(0.1)	—	—	—
Sustaining capital expenditures	1.2	5.6	5.4	0.2
Exploration and evaluation expense	—	0.4	0.4	—
Total co-product AISC	$31.7	$26.8	$25.8	$1.0
Commercial gold/silver ounces, pounds of copper produced	37,728		21,685	62,362
Commercial gold/silver ounce, pounds of copper sold	38,196		23,716	71,578
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$783		$895	$11.84
DDA per gold/silver ounce, pound of copper sold	$369		$447	$5.87
Total cost of sales per gold/silver ounce, pound of copper sold	$1,152		$1,342	$17.71
Co-product cash cost per gold/silver ounce, pound of copper produced	$810		$925	$12.85
Co-product AISC per gold/silver ounce, pound of copper produced	$841		$1,195	$16.78

For the three months ended March 31, 2017 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Brio Gold	Corporate Office & Other Total	Corporate Office & Other Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$23.0	$40.7	$—	$—
Depletion, depreciation and amortization	10.9	13.8	1.9	1.5
Total cost of sales	33.9	54.5	1.9	1.5
Depletion, depreciation and amortization	(10.9)	(13.8)	(1.9)	(1.5)
Inventory movement	(0.8)	1.9	—	—
Treatment and refining charges		—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$22.2	$42.6	$—	$—
General and administrative, excluding share-based compensation	0.2	3.4	16.9	12.7
Sustaining capital expenditures	5.5	7.2	0.3	0.2
Exploration and evaluation expense	—	0.2	2.8	2.1
Total co-product AISC	$27.9	$53.4	$20.0	$15.0
Commercial gold/silver ounces, pounds of copper produced	32,126	50,540
Commercial gold/silver ounce, pounds of copper sold	33,256	50,235
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$693	$810
DDA per gold/silver ounce, pound of copper sold	$328	$275
Total cost of sales per gold/silver ounce, pound of copper sold	$1,021	$1,085
Co-product cash cost per gold/silver ounce, pound of copper produced	$693	$842
Co-product AISC per gold/silver ounce, pound of copper produced	$871	$1,056

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For the three months ended March 31, 2017 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—
Depletion, depreciation and amortization	0.1	0.3
Total cost of sales	0.1	0.3
Depletion, depreciation and amortization	(0.1)	(0.3)
Inventory movement	—	—
Treatment and refining charges	—	—
Commercial and other costs	—	—
Overseas freight for Chapada Concentrate	—	—
Total co-product cash cost	$—	$—
General and administrative, excluding share-based compensation	0.9	3.3
Sustaining capital expenditures	—	0.1
Exploration and evaluation expense	0.2	0.6
Total co-product AISC	$1.1	$4.0
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold
DDA per gold/silver ounce, pound of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product AISC per gold/silver ounce, pound of copper produced

For the three months ended March 31, 2017 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equity holders)
Cost of sales excluding depletion, depreciation and amortization (i)	$186.5	$(5.9)	$180.6
Depletion, depreciation and amortization	95.3	(2.2)	93.1
Total cost of sales	281.8	(8.1)	273.7
Depletion, depreciation and amortization	(95.3)	2.2	(93.1)
Inventory movement	3.9	(1.5)	2.4
Treatment and refining charges	1.1	—	1.1
Commercial and other costs	(0.4)	—	(0.4)
Overseas freight for Chapada Concentrate	(0.4)	—	(0.4)
Total co-product cash cost	$190.7	$(7.4)	$183.3
General and administrative, excluding share-based compensation	17.4	(0.6)	16.8
Sustaining capital expenditures	38.9	(1.4)	37.5
Exploration and evaluation expense	3.1	0.3	3.4
Total co-product AISC	$250.1	$(9.1)	$241.0
Commercial gold/silver ounces, pounds of copper produced	266,186		257,533
Commercial gold/silver ounce, pounds of copper sold	267,916		259,149
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$696		$697
DDA per gold/silver ounce, pound of copper sold	$356		$359
Total cost of sales per gold/silver ounce, pound of copper sold	$1,052		$1,056
Co-product cash cost per gold/silver ounce, pound of copper produced	$716		$712
Co-product AISC per gold/silver ounce, pound of copper produced	$940		$936

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For the three months ended March 31, 2017 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Gold (including Brio Gold)	Brio Gold	Total Gold (excluding Brio Gold) (v)
Cost of sales excluding depletion, depreciation and amortization (i)	$186.5	$(40.6)	$145.9
Depletion, depreciation and amortization	95.3	(13.8)	81.5
Total cost of sales	281.8	(54.4)	227.4
Depletion, depreciation and amortization	(95.3)	13.8	(81.5)
Inventory movement	3.9	(2.0)	1.9
Treatment and refining charges	1.1	—	1.1
Commercial and other costs	(0.4)	—	(0.4)
Overseas freight for Chapada Concentrate	(0.4)	—	(0.4)
Total co-product cash cost	$190.7	$(42.6)	$148.1
General and administrative, excluding share-based compensation	17.4	(3.4)	14.0
Sustaining capital expenditures	38.9	(7.2)	31.7
Exploration and evaluation expense	3.1	(0.2)	2.9
Total co-product AISC	$250.1	$(53.4)	$196.7
Commercial gold/silver ounces, pounds of copper produced	266,186		215,647
Commercial gold/silver ounce, pounds of copper sold	267,916		217,681
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$696		$670
DDA per gold/silver ounce, pound of copper sold	$356		$375
Total cost of sales per gold/silver ounce, pound of copper sold	$1,052		$1,045
Co-product cash cost per gold/silver ounce, pound of copper produced	$716		$687
Co-product AISC per gold/silver ounce, pound of copper produced	$940		$912

For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated (including Brio Gold)	Total Gold (including Brio Gold)	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	217.1	169.3	13.8	34.0
Depletion, depreciation and amortization	104.9	90.3	7.4	7.2
Total cost of sales	322.0	259.6	21.2	41.2
Depletion, depreciation and amortization	(104.9)	(90.3)	(7.4)	(7.2)
Inventory movement	3.8	0.9	0.1	2.8
Treatment and refining charges	7.0	1.0	—	6.0
Commercial and other costs	(0.8)	(0.1)	—	(0.7)
Overseas freight for Chapada Concentrate	(2.8)	(0.5)	—	(2.3)
Total co-product cash cost	224.1	170.5	13.8	39.8
General and administrative, excluding share-based compensation	19.0	15.5	1.1	2.4
Sustaining capital expenditures	46.1	34.7	3.5	7.9
Exploration and evaluation expense	3.1	2.3	0.3	0.5
Total co-product AISC	292.4	223.0	18.8	50.6
Commercial gold/silver ounces, pounds of copper produced		283,757	1,802,029	25,870,726
Commercial gold/silver ounce, pounds of copper sold		276,589	1,756,094	22,682,501
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$612	$7.85	$1.50
DDA per gold/silver ounce, pound of copper sold		$326	$4.21	$0.32
Total cost of sales per gold/silver ounce, pound of copper sold		$938	$12.06	$1.82
Co-product cash cost per gold/silver ounce, pound of copper produced		$601	$7.68	$1.54
Co-product AISC per gold/silver ounce, pound of copper produced		$787	$10.43	$1.95

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For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$41.7	7.6	0.1	34.0
Depletion, depreciation and amortization	$9.4	2.6	—	6.8
Total cost of sales	$51.1	10.2	0.1	40.8
Depletion, depreciation and amortization	$(9.4)	(2.6)	—	(6.8)
Inventory movement	$3.2	0.4	—	2.8
Treatment and refining charges	$7.0	1.0	—	6.0
Commercial and other costs	$(0.8)	(0.1)	—	(0.7)
Overseas freight for Chapada Concentrate	$(2.8)	(0.5)	—	(2.3)
Total co-product cash cost	$48.3	8.3	0.2	39.8
General and administrative, excluding share-based compensation	$0.1	—	—	0.1
Sustaining capital expenditures	$9.7	1.9	—	7.8
Exploration and evaluation expense	$0.2	—	—	0.2
Total co-product AISC	$58.3	10.3	0.2	47.9
Commercial gold/silver ounces, pounds of copper produced		21,039	59,516	25,870,726
Commercial gold/silver ounce, pounds of copper sold		14,749	1,363	22,682,501
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$517	$87.10	$1.50
DDA per gold/silver ounce, pound of copper sold		$174	$1.03	$0.30
Total cost of sales per gold/silver ounce, pound of copper sold		$691	$88.13	$1.80
Co-product cash cost per gold/silver ounce, pound of copper produced		$396	$2.83	$1.54
Co-product AISC per gold/silver ounce, pound of copper produced		$490	$3.51	$1.85

For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$46.9	$34.3	$12.6	$38.7
Depletion, depreciation and amortization	25.3	18.7	6.6	27.3
Total cost of sales	72.2	53.0	19.2	66.0
Depletion, depreciation and amortization	(25.3)	(18.7)	(6.6)	(27.3)
Inventory movement	(1.4)	(1.2)	(0.2)	2.3
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$45.5	$33.1	$12.4	$41.0
General and administrative, excluding share-based compensation	—	—	—	1.0
Sustaining capital expenditures	11.7	8.5	3.2	9.0
Exploration and evaluation expense	0.5	0.4	0.1	0.1
Total co-product AISC	$57.7	$42.0	$15.7	$51.1
Commercial gold/silver ounces, pounds of copper produced		56,448	1,608,237	73,613
Commercial gold/silver ounce, pounds of copper sold		58,454	1,638,050	68,069
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$586	$7.69	$568
DDA per gold/silver ounce, pound of copper sold		$320	$4.03	$401
Total cost of sales per gold/silver ounce, pound of copper sold		$906	$11.72	$969
Co-product cash cost per gold/silver ounce, pound of copper produced		$586	$7.69	$557
Co-product AISC per gold/silver ounce, pound of copper produced		$743	$9.76	$694

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For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$31.0	$18.8	$17.7	$1.1
Depletion, depreciation and amortization	9.0	10.4	9.8	0.6
Total cost of sales	40.0	29.2	27.5	1.6
Depletion, depreciation and amortization	(9.0)	(10.4)	(9.8)	(0.6)
Inventory movement	(1.7)	1.3	1.1	0.2
Treatment and refining charges		—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$29.3	$20.1	$18.8	$1.3
General and administrative, excluding share-based compensation	(0.2)	—	—	—
Sustaining capital expenditures	0.6	3.8	3.6	0.2
Exploration and evaluation expense	—	0.2	0.2	—
Total co-product AISC	$29.6	$24.1	$22.6	$1.5
Commercial gold/silver ounces, pounds of copper produced	36,603		25,712	134,276
Commercial gold/silver ounce, pounds of copper sold	38,209		25,549	116,681
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$811		$694	$9.07
DDA per gold/silver ounce, pound of copper sold	$235		$382	$4.92
Total cost of sales per gold/silver ounce, pound of copper sold	$1,046		$1,076	$13.99
Co-product cash cost per gold/silver ounce, pound of copper produced	$799		$732	$9.65
Co-product AISC per gold/silver ounce, pound of copper produced	$810		$879	$11.53

For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Brio Gold	Corporate Office & Other Total	Corporate Office & Other Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$17.1	$23.0	$—	$—
Depletion, depreciation and amortization	9.3	11.0	3.3	2.7
Total cost of sales	26.4	34.0	3.3	2.7
Depletion, depreciation and amortization	(9.3)	(11.0)	(3.3)	(2.7)
Inventory movement	(0.9)	0.8	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$16.2	$23.8	$—	$—
General and administrative, excluding share-based compensation	0.2	3.6	14.5	11.0
Sustaining capital expenditures	6.1	4.4	0.6	0.5
Exploration and evaluation expense	—	—	2.2	1.7
Total co-product AISC	$22.5	$31.8	$17.3	$13.2
Commercial gold/silver ounces, pounds of copper produced	29,971	40,372
Commercial gold/silver ounce, pounds of copper sold	30,459	41,100
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$560	$559
DDA per gold/silver ounce, pound of copper sold	$305	$267
Total cost of sales per gold/silver ounce, pound of copper sold	$866	$826
Co-product cash cost per gold/silver ounce, pound of copper produced	$540	$590
Co-product AISC per gold/silver ounce, pound of copper produced	$750	$784

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For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—
Depletion, depreciation and amortization	0.2	0.4
Total cost of sales	0.2	0.4
Depletion, depreciation and amortization	(0.2)	(0.4)
Inventory movement	—	—
Treatment and refining charges	—	—
Commercial and other costs	—	—
Overseas freight for Chapada Concentrate	—	—
Total co-product cash cost	$—	$—
General and administrative, excluding share-based compensation	1.1	2.3
Sustaining capital expenditures	0.1	0.1
Exploration and evaluation expense	0.2	0.3
Total co-product AISC	$1.4	$2.7
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold
DDA per gold/silver ounce, pound of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product AISC per gold/silver ounce, pound of copper produced

For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Gold (including Brio Gold)	Brio Gold	Total Gold (excluding Brio Gold) (v)
Cost of sales excluding depletion, depreciation and amortization (i)	$169.3	$(22.9)	$146.4
Depletion, depreciation and amortization	90.3	(11.0)	79.3
Total cost of sales	259.6	(33.9)	225.7
Depletion, depreciation and amortization	(90.3)	11.0	(79.3)
Inventory movement	0.9	(0.9)	—
Treatment and refining charges	1.0	—	1.0
Commercial and other costs	(0.1)	—	(0.1)
Overseas freight for Chapada Concentrate	(0.5)	—	(0.5)
Total co-product cash cost	$170.5	$(23.8)	$146.8
General and administrative, excluding share-based compensation	15.5	(3.6)	11.9
Sustaining capital expenditures	34.7	(4.4)	30.3
Exploration and evaluation expense	2.3	—	2.3
Total co-product AISC	$223.0	$(31.8)	$191.3
Commercial gold/silver ounces, pounds of copper produced	283,757		243,385
Commercial gold/silver ounce, pounds of copper sold	276,589		235,489
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$612		$621
DDA per gold/silver ounce, pound of copper sold	$326		$337
Total cost of sales per gold/silver ounce, pound of copper sold	$938		$958
Co-product cash cost per gold/silver ounce, pound of copper produced	$601		$603
Co-product AISC per gold/silver ounce, pound of copper produced	$787		$786

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(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2015 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iv)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(v)
Total Gold (excluding Brio Gold) equals to Total Gold less Brio Gold Mines in this table. Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 19(b) Operating Segments, Information about Profit and Loss, to the Condensed Consolidated Interim Financial Statements.

(vi)
Quantities sold for the purpose of determining cost of sales per silver ounce sold exclude silver sales for Canadian Malartic, as silver is considered a by-product for the mine, and therefore all costs are allocated to gold production.

ADJUSTED OPERATING CASH FLOWS

The Company uses the financial measures “Adjusted Operating Cash Flows", which is a non-GAAP financial measure, to supplement information in its Condensed Consolidated Interim Financial Statements. Adjusted Operating Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance by excluding certain items from cash flows from operating activities. The presentation of Adjusted Operating Cash Flows is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Operating Cash Flows is calculated as the sum of cash flows from operating activities before changes in working capital subtracting the impact of advance payments on metal purchase agreement. Reconciliations of Adjusted Operating Cash Flows are provided in Section 5.1: Overview of Financial Results of the MD&A for the three months ended March 31, 2017.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Condensed Consolidated Interim Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of the non-GAAP financial measure is provided below:

As at, (In millions of US Dollars)	March 31, 2017	December 31, 2016
Debt
Non-current portion	$1,595.0	$1,573.8
Current portion	90.7	18.6
Total debt	$1,685.7	$1,592.4
Less: Cash and cash equivalents	105.9	97.4
Net Debt (i)	$1,579.8	$1,495.0

(i)	Beginning January 1, 2016, the Company revised the presentation of net debt and comparative balances have been restated to conform to the change in presentation adopted in the current period.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Condensed Consolidated Interim Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflow of cash. The presentation of Net Free

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Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. Reconciliations of Net Free Cash Flow are provided in Section 3: Outlook and Strategy of the MD&A.

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Condensed Consolidated Interim Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided below:

	2017				2016
For the three months ended March 31, (In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$403.5	$324.0	$20.2	$59.3	$400.9	$326.1	$26.2	$48.6
Treatment and refining charges of gold and copper concentrate	7.8	1.1	—	6.7	7.0	1.0	—	6.0
Sales taxes	4.1	2.5	—	1.6	3.3	2.1	—	1.2
Metal price adjustments related to concentrate revenue	(3.8)	(0.9)	—	(2.9)	(8.1)	(0.4)	—	(7.7)
Other adjustments	—	—	—	—	—	—	—	—
Gross revenue	$411.6	$326.7	$20.2	$64.7	$403.1	$328.8	$26.2	$48.1

Commercial gold/silver ounces, million pounds of copper sold		267,916	1,169,058	25.2		276,589	1,756,094	22.7
Revenue per gold/silver ounce, pound of copper sold		$1,209	$17.28	$2.35		$1,179	$14.92	$2.14
Average realized price per gold/silver ounce, pound of copper sold		$1,220	$17.29	$2.57		$1,189	$14.94	$2.14

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following line items and subtotals in the financial statements as contemplated in IAS 1 Presentation of Financial Statements:

•
Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•
Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the

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mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

For the three months ended	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
(In millions of US Dollars, unless otherwise noted)	2017	2016	2016	2016
Financial results
Revenue (i)	$403.5	$484.4	$464.3	$438.0
Mine operating earnings	$59.5	$(639.3)	$91.0	$54.3
Net (loss)/earnings from continuing operations	$(5.9)	$(355.4)	$(2.1)	$30.4
Net (loss)/earnings	$(5.9)	$(368.0)	$(11.8)	$34.8
Cash flows from operating activities from continuing operations	$51.3	$163.0	$178.6	$192.7
Cash flows from operating activities before net change in working capital (ii)	$117.2	$147.7	$173.0	$189.5
Cash flows to investing activities from continuing operations	$(114.0)	$(119.5)	$12.9	$(120.6)
Cash flows (to)/from financing activities operations from continuing operations	$70.4	$(187.7)	$(33.3)	$(108.7)
Per share financial results
Net (loss)/earnings per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$(0.01)	$(0.38)	$0.00	$0.03
Weighted average number of common shares outstanding - Basic (in thousands)	947,901	947,647	947,590	947,346
Weighted average number of common shares outstanding - diluted (in thousands)	947,901	947,647	947,590	948,096
Financial position
Cash and cash equivalents	$105.9	$97.4	$243.6	$93.4
Total assets	$8,850.4	$8,801.7	$9,564.5	$9,532.9
Total non-current liabilities	$3,707.8	$3,746.6	$4,124.0	$4,098.7
Production - Gold
Gold ounces produced (iii)	257,533	319,265	305,581	290,137
Discontinued operations - gold ounces	23,023	—	23,023	22,948
Total gold ounces produced	280,556	319,265	328,604	313,085
Total cost of sales per gold ounce sold (ii)	$1,038	$1,004	$1,038	$1,056
Co-product cash costs per gold ounce produced (ii)(iii)	$687	$667	$692	$698
All-in sustaining co-product costs per gold ounce produced (ii)(iii)	$940	$926	$965	$958
Production - Silver
Silver ounces produced (iii)	1,079,108	1,627,051	1,592,526	1,687,644
Discontinued operations - silver ounces	98,995	—	98,995	103,262
Total silver ounces produced	1,178,103	1,627,051	1,691,521	1,790,906
Total cost of sales per silver ounce sold (ii)	$15.36	$15.58	$15.36	$12.94
Co-product cash costs per silver ounce produced (ii)(iii)	$10.36	$10.07	$9.79	$8.47
All-in sustaining co-product costs per silver ounce produced (ii)(iii)	$14.24	$14.48	$13.79	$12.18
Production - Other
Chapada concentrate production (tonnes)	51,589	68,375	56,100	43,720

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Chapada copper contained in concentrate (millions of pounds)	26.5	36,869,468.7	29,648,034.8	23.2
Total cost of sales per pound of copper sold (ii)	$1.91	$1.80	$1.91	$2.09
Chapada co-product cash costs per pound of copper produced	$1.78	$1.44	$1.60	$1.80
Chapada all-in sustaining co-product costs per pound of copper produced (ii)(iii)	$2.13	$1.80	$2.15	$2.43
Sales included in revenue
Gold (ounces)	267,916	324,197	296,330	291,152
Silver (millions of ounces)	1.2	1.6	1.5	1.7
Chapada concentrate (tonnes)	50,626	68,477	47,604	52,735
Chapada payable copper contained in concentrate (millions of pounds)	25.2	34.2	22.1	26.0
Revenue per ounce / pound
Gold - per ounce	$1,209	$1,196	$1,327	$1,256
Silver - per ounce	$17.28	$17.11	$19.47	$16.72
Copper - per pound	$2.35	$2.02	$1.86	$1.7
Average realized prices
Gold - per ounce (i)	$1,220	$1,210	$1,337	$1,267
Silver - per ounce (i)	$17.29	$17.17	$19.53	$16.83
Copper - per pound (i)	$2.57	$2.48	$2.14	$2.12

For the three months ended	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
(In millions of US Dollars, unless otherwise noted)	2016	2015	2015	2015
Financial results
Revenues (i)	$400.9	$439.1	$424.4	$431.6
Mine operating earnings	$79.0	$49.3	$52.1	$63.5
Net (loss)/earnings from continuing operations	$36.1	$(1,448.7)	$(107.0)	$4.3
Net (loss)/earnings	$36.4	$(1,842.1)	$(113.0)	$(8.0)
Cash flows from operating activities from continuing operations	$116.3	$296.9	$84.4	$120.3
Cash flows from operating activities before net change in working capital (ii)	$115.2	$294.3	$124.9	$147.5
Cash flows to investing activities from continuing operations	$(139.7)	$(144.7)	$(59.8)	$(93.7)
Cash flows (to)/from financing activities operations from continuing operations	$22.0	$(168.2)	$(3.3)	$(23.9)
Per share financial results
(Loss)/earnings per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$0.04	$(1.53)	$(0.11)	$—
Weighted average number of common shares outstanding - basic (in thousands)	947,173	946,773	946,563	938,900
Weighted average number of common shares outstanding - diluted (in thousands)	947,670	946,773	946,563	938,900
Financial position
Cash and cash equivalents	$124.6	$119.9	$137.8	$119.1
Total assets	$9,584.0	$9,518.1	$12,162.5	$12,224.5
Total non-current liabilities	$4,178.6	$4,111.4	$4,929.9	$4,929.5
Production - Gold
Commercial gold ounces produced (iii)	283,757	277,515	261,760	239,189
Discontinued operations - gold ounces	24,304	20,407	20,155	19,306
Total gold ounces produced	308,061	337,201	320,346	293,707
Total cost of sales per gold ounce sold (ii)	$939	$970	$986	$1,034
Co-product cash costs per gold ounce produced (ii)(iii)	$601	$609	$643	$672
All-in sustaining co-product costs per gold ounce produced (ii)(iii)	$786	$773	$838	$915

Production - Silver
Commissioning silver ounces produced from continuing operations (iii)	1,802,029	1,857,469	2,108,287	2,293,115

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Discontinued operations - silver ounces	124,620	102,116	88,456	78,932
Total silver ounces produced	1,926,649	1,959,586	2,196,743	2,372,046
Total cost of sales per silver ounce sold (ii)	$12.06	$12.93	$14.17	$15.97
Co-product cash costs per silver ounce produced (ii)(iii)	$7.68	$7.71	$8.77	$9.12
All-in sustaining co-product costs per silver ounce produced (ii)(iii)	$10.44	$9.93	$11.98	$12.91
Production - Other
Chapada concentrate production (tonnes)	48,138	70,255	63,259	61,324
Chapada copper contained in concentrate production (millions of pounds)	25.9	36.6	34.0	33.6
Total cost of sales per pound of copper sold (ii)	$1.81	$1.42	$1.66	$1.56
Chapada co-product cash costs per pound of copper produced	$1.54	$1.31	$1.43	$1.40
Chapada all-in sustaining co-product costs per pound of copper produced (ii)(iii)	$1.85	$1.55	$1.79	$1.69
Sales included in revenue
Gold (ounces)	276,589	282,638	258,240	241,553
Silver (millions of ounces)	1.8	1.8	2.2	2.3
Chapada concentrate (tonnes)	48,364	74,538	55,460	60,455
Chapada payable copper contained in concentrate (millions of pounds)	22.7	38.6	29.1	31.5
Revenue per ounce / pound
Gold - per ounce	$1,179	$1,051	$1,100	$1,170
Silver - per ounce	$14.92	$14.35	$14.85	$16.27
Copper - per pound	$2.14	$1.73	$2.27	$2.37
Average realized prices
Gold - per ounce (i)	$1,189	$1,102	$1,123	$1,195
Silver - per ounce (i)	$14.93	$14.65	$14.88	$16.27
Copper - per pound (i)	$2.12	$2.26	$2.85	$2.91

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Balances are from continuing operations.

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2017, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2017 and December 31, 2016 and results of operations for the periods ended March 31, 2017 and March 31, 2016.

This Management’s Discussion and Analysis has been prepared as of May 3, 2017. The Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34 follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended March 31, 2017 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2016 and the most recent Annual Information Form for the year ended December 31, 2016 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2016 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil and the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2016 and other continuous disclosure documents filed by the Company since January 1, 2017 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves,

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the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

*************

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